INTERIM REPORT
For the six months ended
June 30, 2022

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
as at June 30, 2022 and December 31, 2021
(unaudited - US$ millions)

	Notes	June 30, 2022	December 31, 2021
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $123.5; December 31, 2021 – $111.0)	5	1,079.0	1,478.3
Insurance contract receivables		8,311.3	6,883.2

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $889.5; December 31, 2021 – $1,246.4)	5	9,664.7	21,799.5
Bonds (cost $26,409.4; December 31, 2021 – $13,836.3)	5	25,602.5	14,091.2
Preferred stocks (cost $816.9; December 31, 2021 – $576.6)	5	2,436.6	2,405.9
Common stocks (cost $5,036.0; December 31, 2021 – $4,717.2)	5	5,171.6	5,468.9
Investments in associates (fair value $5,283.8; December 31, 2021 – $5,671.9)	5, 6	5,305.3	4,755.1
Derivatives and other invested assets (cost $858.3; December 31, 2021 – $888.2)	5, 7	936.1	991.2
Assets pledged for derivative obligations (cost $66.8; December 31, 2021 – $119.6)	5	65.3	119.6
Fairfax India cash, portfolio investments and associates (fair value $3,056.9; December 31, 2021 – $3,336.4)	5, 6	1,970.8	2,066.0
		51,152.9	51,697.4

Deferred premium acquisition costs		2,146.0	1,924.1
Recoverable from reinsurers (including recoverables on paid losses – $1,147.5; December 31, 2021 – $884.3)	8, 9	13,060.3	12,090.5
Deferred income tax assets		579.3	522.4
Goodwill and intangible assets		5,817.0	5,928.2
Other assets		6,314.0	6,121.3
Total assets		88,459.8	86,645.4

Liabilities
Accounts payable and accrued liabilities		5,147.6	4,985.4
Derivative obligations (including at the holding company – $166.3; December 31, 2021 – $32.1)	5, 7	339.4	152.9
Deferred income tax liabilities		495.4	598.8
Insurance contract payables		4,961.6	4,493.5
Insurance contract liabilities	8	50,067.3	47,346.5
Borrowings – holding company and insurance and reinsurance companies	10	5,953.3	6,129.3
Borrowings – non-insurance companies	10	1,746.0	1,623.7
Total liabilities		68,710.6	65,330.1

Equity	11
Common shareholders’ equity		13,917.5	15,049.6
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		15,253.0	16,385.1
Non-controlling interests		4,496.2	4,930.2
Total equity		19,749.2	21,315.3
		88,459.8	86,645.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2022 and 2021
(unaudited - US$ millions except per share amounts)

		Second quarter		First six months
	Notes	2022	2021	2022	2021
Income
Gross premiums written	15	7,307.7	5,977.7	13,970.6	11,405.7
Net premiums written	15	5,705.0	4,529.5	11,047.7	8,675.4

Gross premiums earned		6,474.4	5,218.8	12,497.7	9,976.0
Premiums ceded to reinsurers		(1,333.1)	(1,204.4)	(2,578.7)	(2,231.2)
Net premiums earned	15	5,141.3	4,014.4	9,919.0	7,744.8
Interest and dividends		203.1	160.8	372.0	328.7
Share of profit of associates	6	256.6	75.4	440.7	119.7
Net gains (losses) on investments	5	(1,547.9)	1,290.2	(1,762.3)	2,132.2
Gain on sale and consolidation of insurance subsidiaries		—	45.3	—	112.0
Other revenue	15	1,449.2	1,244.9	2,515.5	2,391.8
		5,502.3	6,831.0	11,484.9	12,829.2
Expenses
Losses on claims, gross	8	4,357.7	3,235.8	8,153.3	6,266.9
Losses on claims, ceded to reinsurers		(1,073.1)	(674.0)	(1,876.3)	(1,328.9)
Losses on claims, net		3,284.6	2,561.8	6,277.0	4,938.0
Operating expenses		756.7	680.2	1,518.1	1,365.0
Commissions, net	9	846.3	664.4	1,647.4	1,283.9
Interest expense	10	108.8	117.8	212.7	283.9
Other expenses	15	1,509.3	1,239.3	2,584.3	2,408.8
		6,505.7	5,263.5	12,239.5	10,279.6
Earnings (loss) before income taxes		(1,003.4)	1,567.5	(754.6)	2,549.6
Provision for (recovery of) income taxes	13	(88.0)	287.3	(17.8)	446.8
Net earnings (loss)		(915.4)	1,280.2	(736.8)	2,102.8

Attributable to:
Shareholders of Fairfax		(881.4)	1,201.4	(755.9)	2,007.4
Non-controlling interests	11	(34.0)	78.8	19.1	95.4
		(915.4)	1,280.2	(736.8)	2,102.8

Net earnings (loss) per share		$(37.59)	$45.79	$(32.71)	$76.18
Net earnings (loss) per diluted share		$(37.59)	$43.25	$(32.71)	$72.16
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)		23,752	25,986	23,795	26,054

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2022 and 2021
(unaudited – US$ millions)

	Second quarter		First six months
	2022	2021	2022	2021

Net earnings (loss)	(915.4)	1,280.2	(736.8)	2,102.8

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(360.2)	21.1	(367.5)	20.1
Gains (losses) on hedge of net investment in Canadian subsidiaries	70.7	(33.1)	45.8	(60.9)
Gains (losses) on hedge of net investment in European operations	49.8	(7.8)	68.0	27.9
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	(116.6)	6.1	(163.6)	(57.7)
Other	1.0	—	1.0	—
	(355.3)	(13.7)	(416.3)	(70.6)
Net unrealized foreign currency translation gains on foreign subsidiaries reclassified to net earnings (loss)	—	—	—	(0.3)
Net unrealized foreign currency translation gains on associates reclassified to net earnings (loss)	—	(0.6)	—	(0.6)
	(355.3)	(14.3)	(416.3)	(71.5)
Items that will not be reclassified to net earnings (loss)
Net gains (losses) on defined benefit plans	67.6	(2.7)	117.7	(2.7)
Share of net gains on defined benefit plans of associates	8.4	6.9	14.2	8.9
Other	—	—	—	13.8
	76.0	4.2	131.9	20.0
Other comprehensive income (loss), net of income taxes	(279.3)	(10.1)	(284.4)	(51.5)

Comprehensive income (loss)	(1,194.7)	1,270.1	(1,021.2)	2,051.3

Attributable to:
Shareholders of Fairfax	(1,058.4)	1,207.7	(913.8)	1,981.5
Non-controlling interests	(136.3)	62.4	(107.4)	69.8
	(1,194.7)	1,270.1	(1,021.2)	2,051.3

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2022 and 2021
(unaudited - US$ millions)

	Common shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2022	6,182.4	(808.1)	504.8	9,972.2	(801.7)	15,049.6	1,335.5	16,385.1	4,930.2	21,315.3
Net earnings (loss) for the period	—	—	—	(755.9)	—	(755.9)	—	(755.9)	19.1	(736.8)
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	—	—	—	—	(253.6)	(253.6)	—	(253.6)	(113.9)	(367.5)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	45.8	45.8	—	45.8	—	45.8
Gains on hedge of net investment in European operations	—	—	—	—	68.0	68.0	—	68.0	—	68.0
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	—	—	—	—	(141.6)	(141.6)	—	(141.6)	(22.0)	(163.6)
Net gains on defined benefit plans	—	—	—	—	108.5	108.5	—	108.5	9.2	117.7
Share of net gains on defined benefit plans of associates	—	—	—	—	14.4	14.4	—	14.4	(0.2)	14.2
Other	—	—	—	—	0.6	0.6	—	0.6	0.4	1.0
Issuances for share-based payments	—	41.5	(40.7)	—	—	0.8	—	0.8	(2.4)	(1.6)
Purchases and amortization for share-based payments	—	(84.7)	55.8	—	—	(28.9)	—	(28.9)	6.0	(22.9)
Purchases for cancellation	(32.3)	—	—	(34.2)	—	(66.5)	—	(66.5)	—	(66.5)
Common share dividends	—	—	—	(249.9)	—	(249.9)	—	(249.9)	(186.1)	(436.0)
Preferred share dividends	—	—	—	(22.5)	—	(22.5)	—	(22.5)	—	(22.5)
Acquisition of subsidiary	—	—	—	—	—	—	—	—	4.1	4.1
Net changes in capitalization	—	—	45.1	43.2	(0.1)	88.2	—	88.2	(191.6)	(103.4)
Other	—	—	—	—	60.5	60.5	—	60.5	43.4	103.9
Balance as of June 30, 2022	6,150.1	(851.3)	565.0	8,952.9	(899.2)	13,917.5	1,335.5	15,253.0	4,496.2	19,749.2

Balance as of January 1, 2021	6,712.0	(732.8)	248.4	7,092.5	(799.0)	12,521.1	1,335.5	13,856.6	3,670.7	17,527.3
Net earnings for the period	—	—	—	2,007.4	—	2,007.4	—	2,007.4	95.4	2,102.8
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	—	—	—	—	41.6	41.6	—	41.6	(21.5)	20.1
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(60.9)	(60.9)	—	(60.9)	—	(60.9)
Gains on hedge of net investment in European operations	—	—	—	—	27.9	27.9	—	27.9	—	27.9
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	(55.1)	(55.1)	—	(55.1)	(2.6)	(57.7)
Net unrealized foreign currency translation gains on foreign subsidiaries reclassified to net earnings	—	—	—	—	(0.3)	(0.3)	—	(0.3)	—	(0.3)
Net unrealized foreign currency translation gains on associates reclassified to net earnings	—	—	—	—	(0.6)	(0.6)	—	(0.6)	—	(0.6)
Net losses on defined benefit plans	—	—	—	—	(1.1)	(1.1)	—	(1.1)	(1.6)	(2.7)
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	13.4	13.4	—	13.4	(4.5)	8.9
Other	—	—	—	—	9.2	9.2	—	9.2	4.6	13.8
Issuances for share-based payments	—	41.5	(42.1)	—	—	(0.6)	—	(0.6)	(3.1)	(3.7)
Purchases and amortization for share-based payments	—	(90.8)	51.0	—	—	(39.8)	—	(39.8)	3.3	(36.5)
Purchases for cancellation	(34.2)	—	—	(23.0)	—	(57.2)	—	(57.2)	—	(57.2)
Common share dividends	—	—	—	(272.1)	—	(272.1)	—	(272.1)	(143.7)	(415.8)
Preferred share dividends	—	—	—	(22.5)	—	(22.5)	—	(22.5)	—	(22.5)
Acquisition of subsidiary	—	—	—	—	—	—	—	—	217.3	217.3
Deconsolidation of subsidiary	—	—	—	—	—	—	—	—	(51.0)	(51.0)
Net changes in capitalization	—	—	3.9	(99.2)		(95.3)	—	(95.3)	422.9	327.6
Balance as of June 30, 2021	6,677.8	(782.1)	261.2	8,683.1	(824.9)	14,015.1	1,335.5	15,350.6	4,186.2	19,536.8

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2022 and 2021
(unaudited - US$ millions)

		Second quarter		First six months
	Notes	2022	2021	2022	2021
Operating activities
Net earnings (loss)		(915.4)	1,280.2	(736.8)	2,102.8
Depreciation, amortization and impairment charges		242.7	186.4	379.0	362.6
Net bond premium amortization		1.9	9.7	29.9	15.7
Amortization of share-based payment awards		28.9	26.0	55.8	51.0
Share of profit of associates	6	(256.6)	(75.4)	(440.7)	(119.7)
Deferred income taxes	13	(177.6)	184.3	(191.3)	253.9
Net (gains) losses on investments	5	1,547.9	(1,290.2)	1,762.3	(2,132.2)
Gain on sale and consolidation of insurance subsidiaries		—	(45.3)	—	(112.0)
Loss on redemptions of borrowings		—	—	—	45.7
Net purchases of securities classified at FVTPL		(3,943.0)	(333.3)	(6,016.2)	(145.4)
Changes in operating assets and liabilities		396.2	882.1	1,101.7	1,379.7
Cash provided by (used in) operating activities		(3,075.0)	824.5	(4,056.3)	1,702.1

Investing activities
Sales of investments in associates	6	51.1	26.4	74.7	61.1
Purchases of investments in associates	6	(243.3)	(29.0)	(253.2)	(56.2)
Net purchases of premises and equipment and intangible assets		(74.6)	(55.6)	(179.4)	(157.2)
Net (purchases) sales of investment property	5	52.5	(1.1)	50.4	(1.5)
Purchases of subsidiaries, net of cash acquired		—	8.3	(69.2)	7.4
Proceeds from sale of insurance subsidiaries, net of cash divested		—	12.7	—	85.4
Proceeds from sale of non-insurance subsidiaries, net of cash divested		10.0	161.4	10.5	169.2
Increase in restricted cash for purchase of subsidiary		—	—	—	(26.0)
Cash provided by (used in) investing activities		(204.3)	123.1	(366.2)	82.2

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	10
Proceeds, net of issuance costs		—	—	—	1,250.0
Repayments		(0.1)	(40.1)	(0.2)	(806.4)
Net repayments on holding company credit facility		—	—	—	(200.0)
Net borrowings (repayments) on other revolving credit facilities		(35.0)	(38.0)	(45.0)	60.0
Borrowings - non-insurance companies:	10
Proceeds, net of issuance costs		6.6	2.0	24.6	465.2
Repayments		(4.5)	(54.1)	(8.7)	(561.2)
Net borrowings (repayments) on revolving credit facilities and short term loans		(6.3)	(29.2)	135.6	(144.5)
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(17.3)	(16.4)	(33.8)	(32.5)
Principal payments on lease liabilities - non-insurance companies		(36.3)	(38.6)	(71.0)	(78.1)
Subordinate voting shares:	11
Purchases for treasury		(22.0)	(63.2)	(84.7)	(90.8)
Purchases for cancellation		(66.5)	—	(66.5)	(57.2)
Common share dividends		—	—	(249.9)	(272.1)
Preferred share dividends		(11.3)	(11.4)	(22.5)	(22.5)
Subsidiary shares:	11
Issuances to non-controlling interests, net of issuance costs		0.5	30.3	0.9	317.0
Purchases of non-controlling interests		(16.0)	(27.9)	(138.0)	(51.8)
Dividends paid to non-controlling interests		(183.4)	(137.5)	(186.1)	(143.7)
Cash used in financing activities		(391.6)	(424.1)	(745.3)	(368.6)
Increase (decrease) in cash and cash equivalents		(3,670.9)	523.5	(5,167.8)	1,415.7
Cash and cash equivalents – beginning of period		10,164.1	5,351.1	11,685.4	4,467.1
Foreign currency translation		(147.0)	26.3	(171.4)	18.1
Cash and cash equivalents – end of period		6,346.2	5,900.9	6,346.2	5,900.9

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and six months ended June 30, 2022 and 2021
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)
1.    Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.    Basis of Presentation
These interim consolidated financial statements of the company for the three and six months ended June 30, 2022 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB. These interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on July 28, 2022.
3.    Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2021, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2022
On January 1, 2022 the company adopted the following amendments, which did not have a significant impact on the company’s consolidated financial statements: Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), Reference to the Conceptual Framework (Amendments to IFRS 3) and Annual Improvements to IFRS Standards 2018–2020.
New accounting pronouncements issued but not yet effective
IFRS 17 Insurance Contracts ("IFRS 17")
IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts that has an effective date of January 1, 2023, requires entities to measure insurance contracts using current estimates of fulfillment cash flows, which includes all future cash flows associated with insurance contracts, using one of three measurement models. The company expects that the majority of its insurance contracts will be eligible for the simplified measurement model, the Premium Allocation Approach, with the remainder of its insurance contracts primarily using the General Measurement Model. The measurement of insurance contracts under IFRS 17 requires that fulfilment cash flows reflect the time value of money, compared with the company's current practice under IFRS 4, where insurance contract liabilities do not reflect a discount for the time value of money. The standard must be applied retrospectively with restatement of comparatives unless impracticable.
IFRS 17 will bring considerable changes to the measurement, presentation and disclosure of insurance contracts within the company’s consolidated financial statements. As a result, the company will be required to present insurance contract balances differently, including differentiating in the consolidated statement of earnings between the insurance service result, which includes insurance revenue and insurance service expenses, and insurance finance income or expenses, which includes the effects of discounting.
In the first six months of 2022 the company’s efforts focused on the implementation and testing of information technology systems across the insurance and reinsurance subsidiaries to enable parallel reporting throughout the remainder of 2022. The company is currently compiling and reviewing its opening consolidated balance sheet as at January 1, 2022 and continues to evaluate the effect that the adoption of IFRS 17 will have on its consolidated financial statements.
Comparatives
On April 1, 2022 the company revised its property and casualty insurance and reinsurance reporting segments as described in note 15. Certain prior period comparatives have been reclassified to conform with the current period’s reporting segments presentation.

4.    Critical Accounting Estimates and Judgments
In these interim consolidated financial statements management has made critical estimates and judgments in determining: (i) the fair value of financial instruments classified as Level 3 in the fair value hierarchy, with consideration given to the current economic environment as unobservable inputs were developed, as described below; and (ii) the provision for losses and loss adjustment expenses (note 8) in a manner consistent with that described in the company's annual consolidated financial statements for the year ended December 31, 2021.
Determination of fair value for financial instruments classified as Level 3 in the fair value hierarchy
Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in developing estimates of fair value, particularly for financial instruments classified as Level 3 in the fair value hierarchy as such estimates incorporate unobservable inputs that require management to use its own assumptions. While the economic impact of the COVID-19 pandemic has eased in many regions, supply chain disruptions and rising commodity prices persist, contributing to increased inflationary pressures, worsened by supply shocks arising from the conflict in Ukraine. In response, central banks around the world have aggressively raised interest rates in an effort to ease rising inflation. The development of unobservable inputs therefore considered the uncertainty related to the economic disruptions caused by the ongoing COVID-19 pandemic and the continued conflict in Ukraine. See note 5 for details of the company’s Level 3 financial instruments.

5.    Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	June 30, 2022	December 31, 2021
Holding company
Cash and cash equivalents	322.0	465.9
Short term investments	1.6	216.9
Bonds	270.6	242.6
Preferred stocks	12.7	14.0
Common stocks(1)	109.6	137.5
Derivatives (note 7)	239.0	290.5
	955.5	1,367.4
Assets pledged for derivative obligations:
Cash and cash equivalents(2)	40.0	46.8
Short term investments	83.5	64.1
	123.5	110.9

Holding company cash and investments as presented on the consolidated balance sheet	1,079.0	1,478.3
Derivative obligations (note 7)	(166.3)	(32.1)
	912.7	1,446.2
Portfolio investments
Cash and cash equivalents(2)	6,864.5	12,283.2
Short term investments	2,800.2	9,516.3
Bonds	25,602.5	14,091.2
Preferred stocks	2,436.6	2,405.9
Common stocks(1)	5,171.6	5,468.9
Investments in associates (note 6)	5,305.3	4,755.1
Derivatives (note 7)	284.5	291.3
Other invested assets(3)	651.6	699.9
	49,116.8	49,511.8
Assets pledged for derivative obligations:
Cash and cash equivalents	—	74.0
Short term investments	3.8	45.6
Bonds	61.5	—
	65.3	119.6
Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(2)	63.2	76.5
Short term investments	—	6.2
Bonds	178.4	199.8
Common stocks	389.5	434.6
Investments in associates (note 6)	1,321.9	1,348.9
Derivatives (note 7)	17.8	—
	1,970.8	2,066.0

Portfolio investments as presented on the consolidated balance sheet	51,152.9	51,697.4
Derivative obligations (note 7)	(173.1)	(120.8)
	50,979.8	51,576.6

Total investments, net of derivative obligations	51,892.5	53,022.8
(1)    Includes aggregate investments in limited partnerships with a carrying value at June 30, 2022 of $2,034.9 (December 31, 2021 - $1,971.0).
(2)    Includes aggregate restricted cash and cash equivalents at June 30, 2022 of $943.5 (December 31, 2021 - $1,261.0), principally in portfolio cash and cash equivalents, which is excluded from cash and cash equivalents as presented in the consolidated statement of cash flows.
(3)    Comprised primarily of investment property.

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. The table below does not reflect the impact of U.S. treasury bond forward contracts with a notional amount at June 30, 2022 of $1,456.9 (December 31, 2021 - $1,691.3) that economically hedge the company's exposure to interest rate risk as described in note 7. The increase in the company's holdings of bonds due in 1 year or less and due after 1 year through 3 years was primarily due to the net investments of existing cash and the proceeds from sales and maturities of U.S. treasury and Canadian provincial short-term investments into U.S. treasury and Canadian government bonds with 1 to 2 year terms, short-dated high quality corporate bonds and first mortgage loans of $9,077.5, $1,173.6, $1,157.3 and $385.4 respectively.

	June 30, 2022		December 31, 2021
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less(2)	8,226.5	7,971.8	6,022.8	5,946.5
Due after 1 year through 3 years(2)	16,232.9	15,908.8	3,933.5	4,206.0
Due after 3 years through 5 years	1,351.2	1,257.2	2,740.7	2,744.1
Due after 5 years through 10 years	322.9	286.3	534.0	531.3
Due after 10 years	795.3	688.9	990.1	1,105.7
	26,928.8	26,113.0	14,221.1	14,533.6
(1)    Includes bonds held by the holding company and Fairfax India.
(2)    Includes the company's investments in first mortgage loans at June 30, 2022 of $2,011.0 (December 31, 2021 - $1,659.4) secured by real estate primarily in the U.S., Europe and Canada.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	June 30, 2022				December 31, 2021
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)

Cash and cash equivalents(1)	7,289.7	—	—	7,289.7	12,946.4	—	—	12,946.4

Short term investments:
Canadian government	87.8	—	—	87.8	16.2	—	—	16.2
Canadian provincials	106.3	—	—	106.3	535.8	—	—	535.8
U.S. treasury	647.5	—	—	647.5	7,608.8	—	—	7,608.8
Other government	137.6	1,176.9	—	1,314.5	283.5	1,140.9	—	1,424.4
Corporate and other	—	733.0	—	733.0	—	263.9	—	263.9
	979.2	1,909.9	—	2,889.1	8,444.3	1,404.8	—	9,849.1
Bonds:
Canadian government	—	1,730.6	—	1,730.6	—	614.6	—	614.6
Canadian provincials	—	261.1	—	261.1	—	45.0	—	45.0
U.S. treasury	—	13,216.2	—	13,216.2	—	3,957.9	—	3,957.9
U.S. states and municipalities	—	316.5	—	316.5	—	387.2	—	387.2
Other government	—	2,544.2	—	2,544.2	—	2,655.0	—	2,655.0
Corporate and other(2)	—	5,160.7	2,883.7	8,044.4	—	4,078.1	2,795.8	6,873.9
	—	23,229.3	2,883.7	26,113.0	—	11,737.8	2,795.8	14,533.6
Preferred stocks:
Canadian	11.5	12.9	16.6	41.0	—	16.6	93.6	110.2
U.S.	—	—	245.2	245.2	—	—	40.6	40.6
Other(3)	11.0	300.0	1,852.1	2,163.1	13.5	288.0	1,967.6	2,269.1
	22.5	312.9	2,113.9	2,449.3	13.5	304.6	2,101.8	2,419.9
Common stocks:
Canadian	929.0	182.7	413.3	1,525.0	1,104.2	188.4	303.7	1,596.3
U.S.	637.2	27.5	1,083.9	1,748.6	597.9	32.0	1,155.3	1,785.2
Other	1,148.7	261.2	987.2	2,397.1	1,438.0	276.7	944.8	2,659.5
	2,714.9	471.4	2,484.4	5,670.7	3,140.1	497.1	2,403.8	6,041.0

Derivatives and other invested assets	—	386.8	806.1	1,192.9	0.1	175.4	1,106.2	1,281.7

Derivative obligations (note 7)	—	(156.1)	(183.3)	(339.4)	—	(88.5)	(64.4)	(152.9)

Holding company cash and investments and portfolio investments measured at fair value	11,006.3	26,154.2	8,104.8	45,265.3	24,544.4	14,031.2	8,343.2	46,918.8

	24.3%	57.8%	17.9%	100.0%	52.3%	29.9%	17.8%	100.0%

Investments in associates (note 6)(4)	3,656.2	98.1	3,937.5	7,691.8	4,188.8	106.8	3,995.6	8,291.2
(1)    Includes restricted cash and cash equivalents at June 30, 2022 of $943.5 (December 31, 2021 - $1,261.0).
(2)    Included in Level 3 are the company's investments in first mortgage loans at June 30, 2022 of $2,011.0 (December 31, 2021 - $1,659.4) secured by real estate primarily in the U.S., Europe and Canada.
(3)    Primarily comprised of the company’s investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited ("Digit"). The company also holds a 49.0% equity interest in Digit as shown in note 6.
(4)    The fair value of investments in associates is presented separately as such investments are measured using the equity method of accounting.
There were no significant changes to the valuation techniques and processes used at June 30, 2022 compared to those described in the Summary of Significant Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2021.
In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the six months ended June 30, 2022 and 2021 there were no significant transfers of financial instruments between Level 1 and Level 2, and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

	2022
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	2,795.8	2,101.8	1,789.1	107.7	507.0	1,041.8	8,343.2
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(298.3)	(188.4)	151.9	7.2	25.3	(189.7)	(492.0)
Purchases	531.9	286.0	82.4	—	3.9	59.3	963.5
Sales and distributions	(133.6)	(83.6)	(157.6)	(4.2)	(5.2)	(277.0)	(661.2)
Unrealized foreign currency translation losses on foreign subsidiaries included in other comprehensive income (loss)	(12.1)	(1.9)	(7.9)	(2.9)	(12.3)	(11.6)	(48.7)
Balance - June 30	2,883.7	2,113.9	1,857.9	107.8	518.7	622.8	8,104.8

	2021
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,774.2	587.4	1,766.9	110.8	239.9	697.6	5,176.8
Net realized and unrealized gains (losses) included in the consolidated statement of earnings(2)	232.3	425.6	290.2	(2.4)	43.5	196.3	1,185.5
Purchases	553.2	2.0	78.8	—	26.3	7.1	667.4
Acquisitions of subsidiaries	—	—	—	—	—	27.4	27.4
Transfer into category	—	—	—	—	10.9	—	10.9
Sales and distributions	(57.6)	(5.9)	(153.0)	(3.3)	(0.7)	(6.6)	(227.1)
Transfer out of category	—	—	(102.0)	—	(10.7)	—	(112.7)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	13.2	1.1	3.8	1.3	(1.3)	5.3	23.4
Balance - June 30	2,515.3	1,010.2	1,884.7	106.4	307.9	927.1	6,751.6
(1)    Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(2)    During June 2021, the company's associate Go Digit Infoworks Services Private Limited ("Digit") entered into agreements with certain third party investors for its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") to raise approximately $200 (14.9 billion Indian rupees) of new equity shares, valuing Digit Insurance at approximately $3.5 billion (259.5 billion Indian rupees) (the "transaction fair value"). Digit Insurance subsequently closed the majority of the $200 raise in the second half of 2021 and first half of 2022. The company estimated the fair value of Digit Insurance at June 30, 2021 using a probability weighted valuation model, attributing 60% weighting to the fair value determined through an internal discounted cash flow analysis and 40% weighting to the risk-adjusted transaction fair value, which resulted in the company recording a net unrealized gain of $425.0 (inclusive of foreign exchange losses of $13.7) in the second quarter and first six months of 2021 on its investment in Digit compulsory convertible preferred shares. At December 31, 2021, the company estimated the fair value of Digit Insurance using the transaction fair value, which was supported by an internal discounted cash flow analysis, resulting in the company recording a net unrealized gain of $1,490.3 in 2021 (inclusive of the $425.0 recorded in the first half of 2021 and foreign exchange losses) on its investment in Digit compulsory convertible preferred shares. The company also holds a 49.0% equity accounted interest in Digit as shown in note 6.

Net gains (losses) on investments

	Second quarter
	2022				2021
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments
Common stocks	47.6	(693.4)	(645.8)		97.8		414.3		512.1
Preferred stocks - convertible	0.1	(2.4)	(2.3)		0.7		(0.4)		0.3
Bonds - convertible	10.2	(103.9)	(93.7)		—		144.8		144.8
Other equity derivatives(1)(2)(3)	126.8	(262.8)	(136.0)		95.4		36.9		132.3
Sale of non-insurance associates	—	—	—		0.4		—		0.4
Sale of non-insurance subsidiaries	4.0	—	4.0		94.1	(6)	—		94.1
Long equity exposures and financial effects	188.7	(1,062.5)	(873.8)		288.4		595.6		884.0
Bonds	(44.7)	(400.2)	(444.9)		27.4	(4)	15.6	(4)	43.0
U.S. treasury bond forward contracts	80.9	(49.4)	31.5		(8.2)		(6.1)		(14.3)
Preferred stocks	13.1	(98.3)	(85.2)		—		442.7	(5)	442.7
Other derivative contracts	(3.4)	8.6	5.2		(6.6)		8.9		2.3
Foreign currency	25.7	(233.8)	(208.1)	(7)	15.3		(39.9)		(24.6)
Other	8.7	18.7	27.4		5.0		(47.9)		(42.9)
Net gains (losses) on investments	269.0	(1,816.9)	(1,547.9)		321.3		968.9		1,290.2

	First six months
	2022				2021
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments
Common stocks	84.0	(490.8)	(406.8)		179.4		825.6		1,005.0
Preferred stocks - convertible	1.4	(3.6)	(2.2)		0.7		3.2		3.9
Bonds - convertible	10.3	(196.5)	(186.2)		—		234.8		234.8
Other equity derivatives(1)(2)(3)	168.0	(190.6)	(22.6)		506.3		60.9		567.2
Sale of non-insurance associates	2.3	—	2.3		3.7		—		3.7
Sale of non-insurance subsidiaries	4.6	—	4.6		97.9	(6)	—		97.9
Long equity exposures and financial effects	270.6	(881.5)	(610.9)		788.0		1,124.5		1,912.5
Bonds	(43.0)	(964.5)	(1,007.5)		173.8	(4)	(296.4)	(4)	(122.6)
U.S. treasury bond forward contracts	100.2	(0.2)	100.0		29.1		(7.1)		22.0
Preferred stocks	13.1	(91.3)	(78.2)		—		441.1	(5)	441.1
Other derivative contracts	(9.7)	19.0	9.3		(138.8)		138.8		—
Foreign currency	53.2	(236.0)	(182.8)	(7)	(2.8)		(59.1)		(61.9)
Other	7.3	0.5	7.8		3.7		(62.6)		(58.9)
Net gains (losses) on investments	391.7	(2,154.0)	(1,762.3)		853.0		1,279.2		2,132.2
(1)    Other equity derivatives include long equity total return swaps, equity warrants and options and the Asset Value Loan Notes ("AVLNs") entered with RiverStone Barbados.
(2)    Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are generally required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.
(3)    On April 6, 2022 the company acquired 25.0 million Atlas common shares by exercising its equity warrants in Atlas with a strike price of $8.05 per share for aggregate cash consideration of $201.3 and recognized a net loss on investment of $37.2 (realized gains of $58.6, of which $95.8 was recorded as unrealized gains in prior years) on derecognition of the equity warrants as described in note 6.
(4)    Includes the derecognition of Seaspan Corporation debentures that were exchanged for Atlas Corp. preferred shares in the second quarter of 2021.
(5)    Includes the net unrealized gain of $438.7, excluding foreign currency effects, on Digit compulsory convertible preferred shares described on the previous page.
(6)    On April 29, 2021 Fairfax India completed the sale of Privi and recorded a net realized gain of $94.9.
(7)    Foreign currency net losses on investing activities in the second quarter and first six months of 2022 primarily related to the strengthening of the U.S. dollar relative to the company's investments denominated in the Indian rupee, Sri Lankan rupee and Egyptian pound.

6.    Investments in Associates
Investments in associates and joint ventures were comprised as follows:

							Share of profit (loss)
	June 30, 2022			December 31, 2021			Second quarter		First six months
	Ownership(a)	Fair value(b)	Carrying value	Ownership(a)	Fair value(b)	Carrying value	2022	2021	2022	2021
Insurance and reinsurance
Gulf Insurance Group K.S.C.P. ("Gulf Insurance")	43.7%	403.4	359.2	43.7%	409.5	380.0	8.6	—	13.4	—
Go Digit Infoworks Services Private Limited ("Digit")	49.0%	469.1	116.2	49.0%	498.3	79.1	(0.8)	(5.7)	(4.2)	2.7
Other	—	172.5	141.4	—	191.3	148.3	(3.3)	29.3	(6.5)	19.9
		1,045.0	616.8		1,099.1	607.4	4.5	23.6	2.7	22.6
Non-insurance
Eurobank Ergasias Services & Holdings S.A. ("Eurobank")	32.2%	1,052.6	1,337.4	32.2%	1,210.3	1,298.5	118.7	22.8	149.4	99.1
Atlas Corp. ("Atlas")(1)	41.8%	1,240.5	1,336.4	36.7%	1,285.8	922.1	72.0	18.1	121.7	(12.9)
Bangalore International Airport Limited ("Bangalore Airport")	54.0%	1,291.6	540.1	54.0%	1,372.2	585.8	(7.9)	(10.7)	(11.9)	(22.3)
Quess Corp Limited ("Quess")	31.0%	356.4	480.8	31.0%	528.5	506.3	1.9	(3.9)	4.4	(3.0)
Resolute Forest Products Inc. ("Resolute")	32.2%	315.9	372.0	32.3%	377.1	275.8	66.5	25.9	78.2	24.9
Other	—	2,389.8	1,943.7	—	2,418.2	1,908.1	0.9	(0.4)	96.2	11.3
		6,646.8	6,010.4		7,192.1	5,496.6	252.1	51.8	438.0	97.1
		7,691.8	6,627.2		8,291.2	6,104.0	256.6	75.4	440.7	119.7
As presented on the consolidated balance sheet:
Investments in associates		5,283.8	5,305.3		5,671.9	4,755.1
Fairfax India investments in associates		2,408.0	1,321.9		2,619.3	1,348.9
		7,691.8	6,627.2		8,291.2	6,104.0
(a)    Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b)    See note 5 for fair value hierarchy information.
(1)    On April 6, 2022 Fairfax acquired 25.0 million Atlas common shares by exercising its equity warrants in Atlas with a strike price of $8.05 per share for aggregate cash consideration of $201.3. On derecognition of the equity warrants, the company recorded a net loss on investment of $37.2 (realized gains of $58.6, of which $95.8 was recorded as unrealized gains in prior years) and recorded the fair value of these shares of $335.3 as an addition to its equity accounted investment in Atlas.

Subsequent to June 30, 2022
Sale of Resolute Forest Products
On July 5, 2022 Domtar Corporation entered into a definitive agreement with Resolute to acquire all outstanding common shares of Resolute for a combination of cash consideration of $20.50 and a Contingent Value Right ("CVR") per Resolute common share. The CVR provides holders with the right to a share of any future softwood lumber duty deposit refunds. Closing of the transaction is subject to shareholder and regulatory approvals, and satisfaction of other customary closing conditions, and is expected to be in the first half of 2023. The company expects to classify Resolute as held for sale, upon which the investment in associate will be measured at the lower of carrying value and fair value less costs to sell, and the equity method of accounting will no longer apply.

7.    Derivatives
The following table summarizes the company’s derivative financial instruments:

	June 30, 2022				December 31, 2021
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivative contracts(1)	3,014.5	77.1	349.7	124.7	2,979.0	113.9	459.1	3.8
Foreign currency derivative contracts	—	—	97.6	121.6	—	—	58.4	77.4
Other derivative contracts	—	265.8	94.0	93.1	—	263.3	64.3	71.7
Total			541.3	339.4			581.8	152.9
(1)    Includes the company’s investment in AVLNs entered with RiverStone Barbados, which was a derivative obligation with a fair value at June 30, 2022 of $112.9 (December 31, 2021 – derivative asset of $103.8). Subsequent to June 30, 2022 the expiry of certain of the AVLNs were extended to the end of 2023 as described in note 14 under the heading "Liquidity risk".
Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.
Long equity total return swaps
During the second quarter and first six months of 2022 the company entered into $100.0 and $217.4 notional amount of long equity total return swaps for investment purposes. At June 30, 2022 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $1,012.6 (December 31, 2021 - $866.2), which included long equity return swaps on 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 (Cdn$935.0) or approximately $372.96 (Cdn $476.03) per share that produced net losses of $5.6 and net gains of $89.4 during the second quarter and first six months of 2022 (2021 - net losses of $12.7 and net gains of $101.5).
During the second quarter and first six months of 2022 the company received net cash of $27.2 and $58.3 (2021 - $91.7 and $493.4) in connection with the closures and reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During the second quarter of 2022 the company did not close out any long equity total return swaps (2021 - closed out $315.2 notional amount of its long equity total return swaps and recorded net realized gains of $135.5). During the first six months of 2022 the company closed out $63.0 (2021 - $485.4) notional amount of its long equity total return swaps and recorded net realized losses on investments of $8.1 (2021 - net realized gains of $203.5).
U.S. treasury bond forward contracts
To reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds, U.S. treasury bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $1,456.9 at June 30, 2022 (December 31, 2021 - $1,691.3). The decrease in U.S treasury bond forward contracts held primarily reflected the corresponding decrease in the company's exposure to certain U.S. corporate bonds from sales completed in late 2021. These contracts have an average term to maturity of less than six months, may be renewed at market rates and produced net gains on investments in the second quarter and first six months of 2022 of $31.5 and $100.0 (2021 - net losses of $14.3 and net gains of $22.0).

8.    Insurance Contract Liabilities

	June 30, 2022			December 31, 2021
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	11,790.8	2,581.6	9,209.2	10,437.7	2,260.0	8,177.7
Provision for losses and loss adjustment expenses	36,227.9	9,329.6	26,898.3	34,422.8	8,943.9	25,478.9
Property and casualty insurance contract liabilities	48,018.7	11,911.2	36,107.5	44,860.5	11,203.9	33,656.6
Provision for life policy benefits	2,048.6	1.6	2,047.0	2,486.0	2.3	2,483.7
Insurance contract liabilities	50,067.3	11,912.8	38,154.5	47,346.5	11,206.2	36,140.3

Provision for losses and loss adjustment expenses, gross
Changes in the property and casualty provision for losses and loss adjustment expenses for the first six months ended June 30 were as follows:

	2022	2021
Provision for losses and loss adjustment expenses – January 1	34,422.8	30,809.3
Increase (decrease) in estimated losses and expenses for claims occurring in the prior years	87.0	(83.2)
Losses and expenses for claims occurring in the current year	8,032.5	6,348.0
Paid on claims occurring during:
the current year	(982.2)	(872.0)
the prior years	(4,857.0)	(3,985.4)
Acquisitions and divestitures of subsidiaries	—	221.4
Foreign exchange effect and other	(475.2)	(51.9)
Provision for losses and loss adjustment expenses – June 30	36,227.9	32,386.2
Provision for life policy benefits
Changes in the provision for life policy benefits for the first six months ended June 30, following the acquisition of Eurolife on July 14, 2021, was as follows:

2022
Provision for life policy benefits – January 1	2,486.0
New business and renewals	61.4
Surrenders, lapses, maturities and deaths	(264.5)
Foreign exchange effect and other	(234.3)
Provision for life policy benefits – June 30	2,048.6

9.    Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	June 30, 2022			December 31, 2021
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	9,369.3	(38.1)	9,331.2	8,989.3	(43.1)	8,946.2
Reinsurers’ share of paid losses	1,289.4	(141.9)	1,147.5	1,019.9	(135.6)	884.3
Provision for unearned premiums	2,581.6	—	2,581.6	2,260.0	—	2,260.0
	13,240.3	(180.0)	13,060.3	12,269.2	(178.7)	12,090.5
Commission income earned on premiums ceded to reinsurers in the second quarter and first six months of 2022 of $288.6 and $547.3 (2021 - $240.6 and $461.6) is included in commissions, net in the consolidated statement of earnings.
10.    Borrowings

On June 29, 2022 the company amended and restated its $2.0 billion unsecured revolving credit facility with a syndicate of lenders on substantially the same terms which extended the expiry from June 29, 2026 to June 29, 2027. The holding company credit facility was undrawn and the company was in compliance with its financial covenants at June 30, 2022 and December 31, 2021.
Interest expense in the second quarter and first six months of 2022 of $108.8 and $212.7 (2021 - $117.8 and $283.9) was comprised of interest expense on borrowings of $97.2 and $188.9 (2021 - $101.6 and $252.2, inclusive of a loss on redemptions of holding company unsecured senior notes of nil and $45.7) and interest expense on accretion of lease liabilities of $11.6 and $23.8 (2021 - $16.2 and $31.7).

11.    Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2022	2021
Subordinate voting shares – January 1	23,116,830	25,427,736
Purchases for cancellation	(130,557)	(137,923)
Treasury shares acquired	(170,056)	(201,218)
Treasury shares reissued	89,840	86,938
Subordinate voting shares – June 30	22,906,057	25,175,533
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – June 30	23,654,827	25,924,303
Non-controlling interests

						Net earnings (loss) attributable to non-controlling interests
		June 30, 2022		December 31, 2021		Second quarter		First six months
	Domicile	Voting percentage(4)	Carrying value	Voting percentage(4)	Carrying value	2022	2021	2022	2021
Insurance and reinsurance companies(1)
Allied World(2)	Bermuda	29.1%	1,266.4	29.1%	1,419.6	(30.9)	40.7	(26.4)	73.7
Odyssey Group	U.S.	9.99%	516.3	9.99%	550.0	(14.4)	—	(4.5)	—
Brit	U.K.	13.8%	517.0	13.8%	559.3	(12.4)	0.8	(19.5)	(3.0)
All other(3)	—	—	329.5	—	402.5	3.3	11.5	1.4	24.2
			2,629.2		2,931.4	(54.4)	53.0	(49.0)	94.9

Non-insurance companies
Restaurants and retail(4)	—	—	497.0	—	494.3	3.8	(5.9)	15.2	(7.1)
Fairfax India(4)	Canada	5.7%	1,059.8	6.1%	1,133.1	26.1	45.2	70.4	32.8
Thomas Cook India	India	26.6%	63.1	33.2%	56.3	0.5	(5.4)	(1.8)	(11.1)
Other	—	—	247.1	—	315.1	(10.0)	(8.1)	(15.7)	(14.1)
			1,867.0		1,998.8	20.4	25.8	68.1	0.5
			4,496.2		4,930.2	(34.0)	78.8	19.1	95.4
(1)    Includes property and casualty insurance and reinsurance companies, Life insurance and Run-off, and Corporate and other.
(2)    On April 28, 2022 Allied World paid a dividend of $126.4 (April 28, 2021 - $126.4) to its minority shareholders.
(3)    Principally related to Fairfax consolidated internal investment funds (held by affiliates of RiverStone Barbados) and Fairfax Asia.
(4)    At June 30, 2022 Fairfax India and Recipe's non-controlling interest economic ownership percentages were 65.5% and 60.6% (December 31, 2021 - 69.9% and 61.5%), which differed from their non-controlling interest voting percentages of 5.7% and 39.0% (December 31, 2021 - 6.1% and 39.0%). On February 15, 2022 the company had acquired an additional 5,416,000 subordinate voting shares of Fairfax India from non-controlling interests, which was recorded in net changes in capitalization in the consolidated statement of changes in equity.

12.    Acquisitions and Divestitures
Subsequent to June 30, 2022

Consolidation of Grivalia Hospitality S.A.
On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. ("Grivalia Hospitality") to 78.4% from 33.5% by acquiring additional shares for cash consideration of $194.6 (€190.0). The company will commence consolidating the assets, liabilities and results of operations of Grivalia Hospitality in the third quarter of 2022. Grivalia Hospitality acquires, develops and manages hospitality real estate in Greece, Cyprus and Panama.
Sale of Pet Insurance Operations and Investment in JAB Consumer Fund
On June 18, 2022 the company entered into a transaction with JAB Holding Company (“JAB”) in which certain affiliates of JAB agreed to acquire all of the company’s interests in the Crum & Forster Pet Insurance Group and Pethealth, including all of their worldwide operations. As part of the transaction, the company will receive approximately $1.4 billion in the form of approximately $1.15 billion in cash and $250.0 in seller promissory notes, and the company will also invest $200.0 in JCP V, a JAB consumer fund.

The transaction is subject to customary closing conditions, including various regulatory approvals, and is expected to close in the second half of 2022. On closing of the transaction the company expects to record an after-tax gain of approximately $975, and deconsolidate assets and liabilities with carrying values at June 30, 2022 of approximately $150 and $32.
Six months ended June 30, 2022
During the first six months of 2022 there were no significant acquisitions or divestitures.

13.    Income Taxes
The company’s provision for (recovery of) income taxes for the three and six months ended June 30 were comprised as follows:

	Second quarter		First six months
	2022	2021	2022	2021
Current income tax:
Current year expense	93.3	105.9	176.3	199.6
Adjustments to prior years’ income taxes	(3.7)	(2.9)	(2.8)	(6.7)
	89.6	103.0	173.5	192.9
Deferred income tax:
Origination and reversal of temporary differences	(200.2)	164.4	(212.1)	230.2
Adjustments to prior years' deferred income taxes	17.5	11.2	16.9	15.0
Other	5.1	8.7	3.9	8.7
	(177.6)	184.3	(191.3)	253.9

Provision for (recovery of) income taxes	(88.0)	287.3	(17.8)	446.8

Reconciliations of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate for the three and six months ended June 30 are presented in the following table:

	Second quarter		First six months
	2022	2021	2022	2021

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for (recovery of) income taxes at the Canadian statutory income tax rate	(265.9)	415.3	(200.0)	675.6
Non-taxable investment income and losses	18.5	(62.0)	24.9	(49.6)
Tax rate differential on income and losses outside Canada	53.9	(110.9)	60.7	(180.3)
Change in unrecorded tax benefit of losses and temporary differences	36.4	13.9	24.9	(38.7)
Provision relating to prior years	13.8	8.3	14.1	8.3
Foreign exchange effect	6.6	7.7	6.9	13.2
Change in tax rate for deferred income taxes	5.4	6.7	5.8	5.3
Other including permanent differences	43.3	8.3	44.9	13.0
Provision for (recovery of) income taxes	(88.0)	287.3	(17.8)	446.8
Non-taxable investment income and losses of $24.9 in the first six months of 2022 (2021 - $49.6) was principally comprised of dividend income, non-taxable interest income and long term capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada.
The tax rate differential on income and losses outside Canada of $53.9 and $60.7 in the second quarter and first six months of 2022 principally related to losses tax effected at lower rates in the U.K., U.S., Asia and at Allied World, partially offset by income taxed at lower rates in Barbados. The tax rate differential on income and losses outside Canada of $110.9 and $180.3 in the second quarter and first six months of 2021 principally related to income taxed at lower rates in the U.S., Barbados, Asia (principally related to the unrealized gain recorded on the company's investment in Digit compulsory convertible preferred shares) and at Allied World.
The change in unrecorded tax benefit of losses and temporary differences of $36.4 and $24.9 in the second quarter and first six months of 2022 principally related to unrecorded deferred tax assets in the U.K. of $23.0 and $23.7, and in Canada of $22.6 and $10.2. The change in unrecorded tax benefit of losses and temporary differences of $13.9 in the second quarter of 2021 principally related to unrecorded deferred tax assets in Canada of $18.2. The change in unrecorded tax benefit of losses and temporary differences of $38.7 in the first six months of 2021 principally related to the utilization of previously unrecorded deferred tax assets in Canada of $38.9.
Other including permanent differences of $43.3 and $44.9 in the second quarter and first six months of 2022 principally related to a non-cash impairment charge on goodwill of Farmers Edge as described in note 15.

14.    Financial Risk Management
Overview
There were no significant changes to the company's risk exposures, including underwriting risk, credit risk, liquidity risk, market risk and risks related to the COVID-19 pandemic, or the processes used by the company for managing those risk exposures at June 30, 2022 compared to those identified and discussed in the company's annual consolidated financial statements for the year ended December 31, 2021, except as described below. Additionally, the company evaluated the effects, or possible effects, on its business arising from the military conflict between Russia and Ukraine that commenced in February 2022 and concluded that there were no significant effects as the company's insurance subsidiaries and associate in Ukraine all continue to operate. The company's property and casualty insurance and reinsurance subsidiaries' operating results in the second quarter and first six months of 2022 included net losses of $40.2 and $70.7 (incurred but not reported losses comprise approximately 99%) related to policies that have potential exposure to the conflict in Ukraine, primarily in marine, terrorism and political risk lines of business.

Credit Risk
Investments in debt instruments
The composition of the company's investments in bonds classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table below. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher.

	June 30, 2022			December 31, 2021
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	15,806.1	15,463.1	59.3	5,248.2	5,237.3	36.1
AA/Aa	758.4	743.4	2.8	435.0	437.7	3.0
A/A	2,245.1	2,197.9	8.4	1,838.4	1,865.5	12.8
BBB/Baa	2,507.5	2,472.1	9.5	1,749.9	1,914.6	13.2
BB/Ba	1,950.1	1,742.4	6.7	1,840.9	1,808.3	12.4
B/B	282.3	272.8	1.0	115.0	114.8	0.8
Lower than B/B	78.3	76.8	0.3	58.4	62.9	0.4
Unrated(1)	3,301.0	3,144.5	12.0	2,935.3	3,092.5	21.3
Total	26,928.8	26,113.0	100.0	14,221.1	14,533.6	100.0
(1)    Includes the company's investments in first mortgage loans at June 30, 2022 of $2,011.0 (December 31, 2021 - $1,659.4) secured by real estate primarily in the U.S., Europe and Canada.
The increase in bonds rated AAA/Aaa primarily reflected net purchases of U.S. treasury and Canadian government bonds with 1 to 2 year terms of $9,077.5 and $1,173.6. The increase in bonds rated A/A and BBB/Baa was primarily due to net purchases of high quality corporate bonds of $368.2 and $882.0. The increase in unrated bonds was primarily due to net purchases of unrated first mortgage loans of $385.4.

Liquidity Risk
The holding company's known significant commitments for the remainder of 2022 consist of payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility and other investment related activities. The company may also make payments related to its derivative contracts and capital support for its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
Additionally, pursuant to the sale of RiverStone Barbados in 2021, the company, through financial instruments referred to as AVLNs, has guaranteed the value of approximately $1.1 billion of certain securities held by the purchaser and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022. Should the company direct that the securities be sold, any difference between their fair value and guaranteed value will be settled in cash (a derivative obligation of $112.9 at June 30, 2022). Subsequent to June 30, 2022, AVLNs with a guaranteed value of approximately $543 were amended such that the underlying securities must be purchased by or sold at the direction of Hamblin Watsa prior to the end of 2023. The remainder of the AVLNs are unchanged and their underlying securities must be purchased by or sold at the direction of Hamblin Watsa prior to the end of 2022.
During the second quarter and first six months of 2022 the holding company received net cash of $47.8 and $74.5 (2021 - paid net cash of $2.1 and received net cash of $296.6) and the insurance and reinsurance subsidiaries paid net cash of $20.6 and $16.2 (2021 - received net cash of $93.8 and $196.8) in connection with long equity total return swaps (excluding the impact of collateral requirements).

Market Risk
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk increased in the first six months of 2022 due to net investments of existing cash and the proceeds from sales and maturities of U.S. treasury and Canadian provincial short-term investments into U.S. treasury and Canadian government bonds with 1 to 2 year terms and short-dated high quality corporate bonds of $9,077.5, $1,173.6 and $1,157.3 respectively. To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds, U.S. treasury bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at June 30, 2022 of $1,456.9 (December 31, 2021 - $1,691.3) and maintained a low duration on the bond portfolio (see note 5 for details of the company's fixed income maturity profile). The decrease in U.S treasury bond forward contracts held primarily reflected the corresponding decrease in the company's exposure to certain U.S. corporate bonds from sales completed in late 2021. There were no other significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at June 30, 2022 compared to December 31, 2021.
The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments, which the company believes to be reasonably possible in the current economic environment given the continued uncertainty caused by the COVID-19 pandemic. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	June 30, 2022			December 31, 2021
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in Interest Rates
200 basis point increase	25,434.3	(517.6)	(2.6)	13,984.0	(418.4)	(3.8)
100 basis point increase	25,767.4	(263.2)	(1.3)	14,239.6	(224.3)	(2.0)
No change	26,113.0	—	—	14,533.6	—	—
100 basis point decrease	26,541.5	329.2	1.6	14,900.9	280.6	2.5
200 basis point decrease	27,005.4	685.5	3.4	15,327.9	607.5	5.5
(1)    Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at June 30, 2022 of $1,456.9 (December 31, 2021 - $1,691.3).
Market Price Fluctuations
The company's exposure to equity price risk through its equity and equity-related holdings decreased at June 30, 2022 compared to December 31, 2021 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings on the company's financial position at June 30, 2022 and December 31, 2021 and results of operations for the three and six months ended June 30, 2022 and 2021:

	June 30, 2022		December 31, 2021		Pre-tax earnings (loss)
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Second quarter		First six months
					2022	2021	2022	2021
Long equity exposures:
Common stocks	5,483.6	5,483.6	5,845.5	5,845.5	(645.8)	512.1	(406.8)	1,005.0
Preferred stocks – convertible(1)	49.1	49.1	54.5	54.5	(2.3)	0.3	(2.2)	3.9
Bonds – convertible	370.3	370.3	583.4	583.4	(93.7)	144.8	(186.2)	234.8
Investments in associates(1)(2)	6,646.8	6,010.4	7,192.1	5,496.6	—	0.4	2.3	3.7
Sale of non-insurance subsidiaries	—	—	—	—	4.0	94.1	4.6	97.9
Equity derivatives	2,491.8	225.0	2,590.2	455.3	(136.0)	132.3	(22.6)	567.2
Long equity exposures and financial effects	15,041.6	12,138.4	16,265.7	12,435.3	(873.8)	884.0	(610.9)	1,912.5

(1)    Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(2)    Pre-tax earnings (loss) excludes share of profit (loss) of associates, and includes gain (loss) on sale of non-insurance associates and joint ventures.
The company's exposure to equity and equity-related holdings measured at FVTPL, comprised of long equity exposures in the table above with the exception of investments in associates, totaled $8,394.8 at June 30, 2022 (December 31, 2021 - $9,073.6).

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $27,448.5 at June 30, 2022 compared to $29,068.3 at December 31, 2021.
The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	June 30, 2022	December 31, 2021	June 30, 2022		December 31, 2021
Holding company cash and investments (net of derivative obligations)	912.7	1,446.2	912.7		1,446.2

Borrowings – holding company(7)	5,228.2	5,338.6	5,228.2		5,338.6
Borrowings – insurance and reinsurance companies(7)	725.1	790.7	725.1		790.7
Borrowings – non-insurance companies(7)	1,746.0	1,623.7	—		—
Total debt	7,699.3	7,753.0	5,953.3		6,129.3

Net debt(1)	6,786.6	6,306.8	5,040.6		4,683.1

Common shareholders’ equity	13,917.5	15,049.6	13,917.5		15,049.6
Preferred stock	1,335.5	1,335.5	1,335.5		1,335.5
Non-controlling interests	4,496.2	4,930.2	2,629.2		2,931.4
Total equity	19,749.2	21,315.3	17,882.2		19,316.5

Net debt/total equity	34.4%	29.6%	28.2%		24.2%
Net debt/net total capital(2)	25.6%	22.8%	22.0%		19.5%
Total debt/total capital(3)	28.0%	26.7%	25.0%		24.1%
Interest coverage(4)	n/a	10.6x	n/a	(6)	13.0x	(6)
Interest and preferred share dividend distribution coverage(5)	n/a	9.4x	n/a	(6)	11.1x	(6)
(1)    Net debt is calculated by the company as total debt less holding company cash and investments (net of derivative obligations).
(2)    Net total capital is calculated by the company as the sum of total equity and net debt.
(3)    Total capital is calculated by the company as the sum of total equity and total debt.
(4)    Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.
(5)    Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividends adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.
(6)    Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.
(7)    At June 30, 2022 the fair value of borrowings - holding company and insurance and reinsurance companies was $5,668.2 (December 31, 2021 - $6,666.3) and the fair value of borrowings - non-insurance companies was $1,710.9 (December 31, 2021 - $1,625.6).

15.    Segmented Information
The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
On April 1, 2022 the company revised its property and casualty insurance and reinsurance reporting segments to those described below and believes the revised reporting segments provide better insight into the company's evaluation of operating performance, insurance risk exposure and strategic opportunities for these operating companies. The operating companies comprising each new reporting segment are similar in insurance risks underwritten, distribution methods used, and customer type and geographic areas served. Comparative periods have been revised to align with the new property and casualty insurance and reinsurance reporting segments. There were no changes to the company's other reporting segments. Life insurance and Run-off, which did not change, is comprised of Eurolife and Run-off and represents an aggregation of operating segments which are not included in any other reporting segment. Transactions between reporting segments have not been eliminated from individual segment results as management considers those transactions in assessing the performance of each segment.

North American Insurers - comprising Northbridge, Crum & Forster and Zenith National, this reporting segment provides a full range of commercial insurance in property, casualty, and specialty risks, principally within the United States and Canada.
Global Insurers and Reinsurers - comprising Allied World, Odyssey Group and Brit, this reporting segment provides diverse insurance and reinsurance coverage to its global customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions.
International Insurers and Reinsurers - comprising a collection of international insurers, this reporting segment provides coverage for diverse insurance and reinsurance risks in local markets, primarily across Asia, Europe (excluding the U.K.) and Latin America. The International Insurers and Reinsurers reporting segment's business is underwritten by individual companies within Fairfax Asia, Fairfax Latin America and Fairfax Central and Eastern Europe, as well as Group Re, Bryte Insurance, and Eurolife’s property and casualty insurance operations.
There were no significant changes to the identifiable assets and liabilities by operating segment at June 30, 2022 compared to December 31, 2021.

An analysis of pre-tax income (loss) by reporting segment for the three and six months ended June 30 is presented below:

Quarter ended June 30, 2022

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	1,942.6	4,640.3	677.0	7,259.9	47.8	—	—	—	7,307.7
Intercompany	7.8	32.0	66.1	105.9	—	—	—	(105.9)	—
	1,950.4	4,672.3	743.1	7,365.8	47.8	—	—	(105.9)	7,307.7
Net premiums written	1,682.3	3,521.5	454.8	5,658.6	46.4	—	—	—	5,705.0
Net premiums earned
External	1,524.6	3,164.9	407.1	5,096.6	44.7	—	—	—	5,141.3
Intercompany	(8.3)	(33.1)	41.4	—	—	—	—	—	—
	1,516.3	3,131.8	448.5	5,096.6	44.7	—	—	—	5,141.3
Underwriting expenses(1)	(1,397.2)	(2,943.1)	(454.6)	(4,794.9)	(17.2)	—	—	0.2	(4,811.9)
Underwriting profit (loss)	119.1	188.7	(6.1)	301.7	27.5	—	—	0.2	329.4
Interest income	50.1	86.9	23.3	160.3	12.2	2.4	1.7	(0.2)	176.4
Dividends	9.9	16.6	5.7	32.2	4.5	6.0	0.6	—	43.3
Investment expenses	(10.8)	(23.4)	(2.7)	(36.9)	(3.6)	31.4	0.1	(7.6)	(16.6)
Interest and dividends	49.2	80.1	26.3	155.6	13.1	39.8	2.4	(7.8)	203.1
Share of profit of associates	53.2	118.6	16.2	188.0	9.9	27.8	30.9	—	256.6
Other
Revenue	—	—	—	—	—	1,449.2	—	—	1,449.2
Expenses	—	—	—	—	—	(1,509.3)	—	—	(1,509.3)
	—	—	—	—	—	(60.1)	—	—	(60.1)
Operating income (loss)	221.5	387.4	36.4	645.3	50.5	7.5	33.3	(7.6)	729.0
Net losses on investments	(381.8)	(726.2)	(166.6)	(1,274.6)	(188.0)	(11.6)	(73.7)	—	(1,547.9)
Interest expense	(1.5)	(12.8)	(0.8)	(15.1)	(3.2)	(29.6)	(60.9)	—	(108.8)
Corporate overhead and other	(8.0)	(24.7)	(3.6)	(36.3)	(0.7)	—	(46.3)	7.6	(75.7)
Pre-tax loss	(169.8)	(376.3)	(134.6)	(680.7)	(141.4)	(33.7)	(147.6)	—	(1,003.4)
Recovery of income taxes									88.0
Net loss									(915.4)

Attributable to:
Shareholders of Fairfax									(881.4)
Non-controlling interests									(34.0)
									(915.4)

(1)    Property and casualty insurance and reinsurance underwriting expenses for the quarter ended June 30, 2022 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Loss & LAE - accident year	914.4	2,099.7	332.5	3,346.6
Commissions	242.5	512.3	84.6	839.4
Other underwriting expenses	260.5	307.8	88.5	656.8
Underwriting expenses - accident year	1,417.4	2,919.8	505.6	4,842.8
Net (favourable) adverse claims reserve development	(20.2)	23.3	(51.0)	(47.9)
Underwriting expenses - calendar year	1,397.2	2,943.1	454.6	4,794.9

Quarter ended June 30, 2021

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	1,664.3	3,736.5	576.9	5,977.7	—	—	—	—	5,977.7
Intercompany	4.8	20.5	49.2	74.5	—	—	—	(74.5)	—
	1,669.1	3,757.0	626.1	6,052.2	—	—	—	(74.5)	5,977.7
Net premiums written	1,461.1	2,678.5	389.9	4,529.5	—	—	—	—	4,529.5
Net premiums earned
External	1,322.0	2,345.9	346.5	4,014.4	—	—	—	—	4,014.4
Intercompany	(15.2)	(19.7)	34.9	—	—	—	—	—	—
	1,306.8	2,326.2	381.4	4,014.4	—	—	—	—	4,014.4
Underwriting expenses(2)	(1,203.5)	(2,216.5)	(366.5)	(3,786.5)	(32.8)	—	—	—	(3,819.3)
Underwriting profit (loss)	103.3	109.7	14.9	227.9	(32.8)	—	—	—	195.1
Interest income	40.5	79.7	16.5	136.7	2.8	0.8	10.5	(2.6)	148.2
Dividends	4.0	8.5	4.0	16.5	2.3	1.6	(1.6)	—	18.8
Investment expenses	(10.4)	(22.8)	(3.6)	(36.8)	(1.6)	(54.7)	(0.5)	87.4	(6.2)
Interest and dividends	34.1	65.4	16.9	116.4	3.5	(52.3)	8.4	84.8	160.8
Share of profit (loss) of associates	22.4	33.8	(2.2)	54.0	5.0	4.5	11.9	—	75.4
Other
Revenue	—	—	—	—	—	1,244.9	—	—	1,244.9
Expenses	—	—	—	—	—	(1,241.5)	—	2.2	(1,239.3)
	—	—	—	—	—	3.4	—	2.2	5.6
Operating income (loss)	159.8	208.9	29.6	398.3	(24.3)	(44.4)	20.3	87.0	436.9
Net gains on investments(1)	180.6	429.3	460.9	1,070.8	22.5	128.5	68.4	—	1,290.2
Gain on sale and consolidation of insurance subsidiaries	—	17.3	28.0	45.3	—	—	—	—	45.3
Interest expense	(2.4)	(12.7)	(0.2)	(15.3)	(0.2)	(35.4)	(67.3)	0.4	(117.8)
Corporate overhead and other	(13.8)	(22.3)	(3.5)	(39.6)	(0.1)	—	40.0	(87.4)	(87.1)
Pre-tax income (loss)	324.2	620.5	514.8	1,459.5	(2.1)	48.7	61.4	—	1,567.5
Provision for income taxes									(287.3)
Net earnings									1,280.2

Attributable to:
Shareholders of Fairfax									1,201.4
Non-controlling interests									78.8
									1,280.2

(1)    Includes net gains on investments at Non-insurance companies of $94.9 pursuant to the deconsolidation of Privi by Fairfax India.
(2)     Property and casualty insurance and reinsurance underwriting expenses for the quarter ended June 30, 2021 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Loss & LAE - accident year	765.6	1,582.3	237.3	2,585.2
Commissions	222.0	374.9	67.1	664.0
Other underwriting expenses	228.3	262.2	78.4	568.9
Underwriting expenses - accident year	1,215.9	2,219.4	382.8	3,818.1
Net favourable claims reserve development	(12.4)	(2.9)	(16.3)	(31.6)
Underwriting expenses - calendar year	1,203.5	2,216.5	366.5	3,786.5

Six months ended June 30, 2022

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	3,712.9	8,694.6	1,468.2	13,875.7	94.9	—	—	—	13,970.6
Intercompany	19.3	53.7	106.1	179.1	—	—	—	(179.1)	—
	3,732.2	8,748.3	1,574.3	14,054.8	94.9	—	—	(179.1)	13,970.6
Net premiums written	3,204.2	6,806.0	945.7	10,955.9	91.8	—	—	—	11,047.7
Net premiums earned
External	2,978.2	6,020.8	830.2	9,829.2	89.8	—	—	—	9,919.0
Intercompany	(13.6)	(60.8)	74.4	—	—	—	—	—	—
	2,964.6	5,960.0	904.6	9,829.2	89.8	—	—	—	9,919.0
Underwriting expenses(1)	(2,736.2)	(5,567.5)	(899.4)	(9,203.1)	(85.2)	—	—	0.3	(9,288.0)
Underwriting profit	228.4	392.5	5.2	626.1	4.6	—	—	0.3	631.0
Interest income	90.2	154.9	40.0	285.1	20.9	4.4	19.8	(0.4)	329.8
Dividends	16.7	27.6	8.9	53.2	6.1	11.2	0.6	—	71.1
Investment expenses	(21.5)	(44.9)	(5.8)	(72.2)	(7.0)	24.4	(1.6)	27.5	(28.9)
Interest and dividends	85.4	137.6	43.1	266.1	20.0	40.0	18.8	27.1	372.0
Share of profit of associates	93.3	200.1	22.1	315.5	18.1	63.4	43.7	—	440.7
Other
Revenue	—	—	—	—	—	2,515.5	—	—	2,515.5
Expenses	—	—	—	—	—	(2,584.3)	—	—	(2,584.3)
	—	—	—	—	—	(68.8)	—	—	(68.8)
Operating income	407.1	730.2	70.4	1,207.7	42.7	34.6	62.5	27.4	1,374.9
Net gains (losses) on investments	(413.5)	(910.6)	(200.5)	(1,524.6)	(283.4)	61.8	(16.1)	—	(1,762.3)
Interest expense	(3.0)	(26.2)	(1.5)	(30.7)	(6.7)	(52.9)	(122.5)	0.1	(212.7)
Corporate overhead and other	(17.2)	(47.7)	(7.2)	(72.1)	(0.8)	—	(54.1)	(27.5)	(154.5)
Pre-tax income (loss)	(26.6)	(254.3)	(138.8)	(419.7)	(248.2)	43.5	(130.2)	—	(754.6)
Recovery of income taxes									17.8
Net loss									(736.8)

Attributable to:
Shareholders of Fairfax									(755.9)
Non-controlling interests									19.1
									(736.8)

(1)    Property and casualty insurance and reinsurance underwriting expenses for the six months ended June 30, 2022 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Loss & LAE - accident year	1,778.7	3,940.9	602.5	6,322.1
Commissions	482.3	989.8	163.9	1,636.0
Other underwriting expenses	507.7	621.3	185.8	1,314.8
Underwriting expenses - accident year	2,768.7	5,552.0	952.2	9,272.9
Net (favourable) adverse claims reserve development	(32.5)	15.5	(52.8)	(69.8)
Underwriting expenses - calendar year	2,736.2	5,567.5	899.4	9,203.1

Six months ended June 30, 2021

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	3,146.6	6,980.5	1,278.6	11,405.7	—	—	—	—	11,405.7
Intercompany	6.7	46.5	82.6	135.8	—	—	—	(135.8)	—
	3,153.3	7,027.0	1,361.2	11,541.5	—	—	—	(135.8)	11,405.7
Net premiums written	2,766.8	5,123.1	785.5	8,675.4	—	—	—	—	8,675.4
Net premiums earned
External	2,547.1	4,509.2	688.5	7,744.8	—	—	—	—	7,744.8
Intercompany	(30.6)	(32.1)	62.7	—	—	—	—	—	—
	2,516.5	4,477.1	751.2	7,744.8	—	—	—	—	7,744.8
Underwriting expenses(2)	(2,335.9)	(4,305.6)	(726.4)	(7,367.9)	(53.3)	—	—	—	(7,421.2)
Underwriting profit (loss)	180.6	171.5	24.8	376.9	(53.3)	—	—	—	323.6
Interest income	79.0	157.3	31.9	268.2	6.2	1.0	30.8	(5.0)	301.2
Dividends	6.8	13.9	6.3	27.0	3.7	10.2	(1.6)	—	39.3
Investment expenses	(20.3)	(45.7)	(7.0)	(73.0)	(3.0)	(120.7)	(1.1)	186.0	(11.8)
Interest and dividends	65.5	125.5	31.2	222.2	6.9	(109.5)	28.1	181.0	328.7
Share of profit of associates	31.1	49.1	17.2	97.4	5.8	2.6	13.9	—	119.7
Other
Revenue	—	—	—	—	—	2,391.3	—	0.5	2,391.8
Expenses	—	—	—	—	—	(2,413.7)	—	4.9	(2,408.8)
	—	—	—	—	—	(22.4)	—	5.4	(17.0)
Operating income (loss)	277.2	346.1	73.2	696.5	(40.6)	(129.3)	42.0	186.4	755.0
Net gains on investments(1)	416.5	648.3	504.1	1,568.9	64.8	193.1	305.4	—	2,132.2
Gain on sale and consolidation of insurance subsidiaries	—	62.6	49.4	112.0	—	—	—	—	112.0
Interest expense	(4.7)	(25.5)	(0.7)	(30.9)	(0.4)	(73.6)	(179.1)	0.1	(283.9)
Corporate overhead and other	(29.8)	(41.5)	(6.1)	(77.4)	(0.1)	—	97.8	(186.0)	(165.7)
Pre-tax income (loss)	659.2	990.0	619.9	2,269.1	23.7	(9.8)	266.1	0.5	2,549.6
Provision for income taxes									(446.8)
Net earnings									2,102.8

Attributable to:
Shareholders of Fairfax									2,007.4
Non-controlling interests									95.4
									2,102.8

(1)    Includes net gains on investments at Non-insurance companies of $94.9 pursuant to the deconsolidation of Privi by Fairfax India.
(2)    Property and casualty insurance and reinsurance underwriting expenses for the six months ended June 30, 2021 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Loss & LAE - accident year	1,491.8	3,051.7	463.6	5,007.1
Commissions	418.9	731.4	133.3	1,283.6
Other underwriting expenses	451.3	540.9	159.9	1,152.1
Underwriting expenses - accident year	2,362.0	4,324.0	756.8	7,442.8
Net favourable claims reserve development	(26.1)	(18.4)	(30.4)	(74.9)
Underwriting expenses - calendar year	2,335.9	4,305.6	726.4	7,367.9

Revenue and expenses of the Non-insurance companies reporting segment were comprised as follows for the three and six months ended June 30:

	Second quarter
	Restaurants and retail		Fairfax India(1)		Thomas Cook India(2)		Other(4)		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	469.3	472.9	62.2	51.3	128.4	43.0	789.3	677.7	1,449.2	1,244.9
Expenses	(426.4)	(458.7)	(53.5)	(48.3)	(126.2)	(60.2)	(903.2)	(674.3)	(1,509.3)	(1,241.5)
Pre-tax income (loss) before interest expense and other(3)	42.9	14.2	8.7	3.0	2.2	(17.2)	(113.9)	3.4	(60.1)	3.4
Interest and dividends	2.6	1.4	42.7	(53.0)	—	—	(5.5)	(0.7)	39.8	(52.3)
Share of profit (loss) of associates	—	0.3	27.6	4.4	(0.1)	(0.1)	0.3	(0.1)	27.8	4.5
Operating income (loss)	45.5	15.9	79.0	(45.6)	2.1	(17.3)	(119.1)	2.6	7.5	(44.4)
Net gains (losses) on investments	(2.3)	6.1	(28.8)	119.3	0.4	0.6	19.1	2.5	(11.6)	128.5
Pre-tax income (loss) before interest expense	43.2	22.0	50.2	73.7	2.5	(16.7)	(100.0)	5.1	(4.1)	84.1

	First six months
	Restaurants and retail		Fairfax India(1)		Thomas Cook India(2)		Other(4)		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	816.8	818.4	107.1	148.7	212.7	95.6	1,378.9	1,328.6	2,515.5	2,391.3
Expenses	(759.8)	(819.9)	(99.3)	(131.8)	(212.6)	(121.8)	(1,512.6)	(1,340.2)	(2,584.3)	(2,413.7)
Pre-tax income (loss) before interest expense and other(3)	57.0	(1.5)	7.8	16.9	0.1	(26.2)	(133.7)	(11.6)	(68.8)	(22.4)
Interest and dividends	4.8	2.9	40.6	(111.7)	—	—	(5.4)	(0.7)	40.0	(109.5)
Share of profit (loss) of associates	—	0.6	62.2	1.6	0.2	(0.2)	1.0	0.6	63.4	2.6
Operating income (loss)	61.8	2.0	110.6	(93.2)	0.3	(26.4)	(138.1)	(11.7)	34.6	(129.3)
Net gains (losses) on investments	9.2	19.1	22.1	168.3	0.6	(2.8)	29.9	8.5	61.8	193.1
Pre-tax income (loss) before interest expense	71.0	21.1	132.7	75.1	0.9	(29.2)	(108.2)	(3.2)	96.4	63.8
(1)    These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.
(2)    These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(3)    Excludes interest and dividends, share of profit (loss) of associates and net gains (losses) on investments.
(4)    Included in Expenses is a non-cash impairment charge on goodwill of Farmers Edge of $109.2 recognized in the second quarter of 2022.

16.    Related Party Transactions
Thomas Cook India conversion of preferred shares
During the first six months of 2022 the company converted preferred shares in Thomas Cook India to common shares, which increased the company's ownership interest by 6.6%. See note 11.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of July 28, 2022)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)
Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations
(1)Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the unaudited interim consolidated financial statements for the three and six months ended June 30, 2022, and the notes to the MD&A in the company's 2021 Annual Report.
(2)In this MD&A, Life Insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.
(3)Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company's measures and ratios, which include:
Supplementary Financial Measures – Gross premiums written, net premiums written, underwriting profit (loss), corporate overhead, combined ratio, loss ratio, expense ratio, commission expense ratio, underwriting expense ratio, accident year loss ratio, accident year combined ratio, combined ratio points, float, book value per basic share, long equity exposures and long equity exposures and financial effects.
Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents all of these measures on a consolidated basis and also on a consolidated basis excluding consolidated non-insurance companies.
Total of Segments Measures – Operating income (loss), and various supplementary financial measures presented for the property and casualty insurance and reinsurance segments in aggregate.
Non-GAAP Financial Measures – Excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.

Overview of Consolidated Performance

Results of Operations

Property and Casualty Insurance and Reinsurance Operations
Underwriting Performance
Highlights for the second quarter and first six months of 2022, with comparisons to the second quarter and first six months of 2021 except as otherwise noted, included the following:
•On April 1, 2022 the company revised its property and casualty insurance and reinsurance reporting segments to those described in note 15 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2022 and believes the revised reporting segments provide better insight into the company's evaluation of operating performance, insurance risk exposure and strategic opportunities for these operating companies. The operating companies comprising each new reporting segment are similar in insurance risks underwritten, distribution methods used, and customer type and geographic areas served. Comparative periods have been revised to align with the new property and casualty insurance and reinsurance reporting segments. There were no changes to the company's other reporting segments.
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 24.9% and 26.3% to $5,658.6 and $10,955.9 from $4,529.5 and $8,675.4, while gross premiums written increased by 21.4% and 21.7%.

•The consolidated combined ratios of the property and casualty insurance and reinsurance operations were 94.1% and 93.6%, producing underwriting profits of $301.7 and $626.1, compared to combined ratios of 94.3% and 95.1% and underwriting profits of $227.9 and $376.9 in 2021, driven by significant growth in business volumes (net premiums earned increased by 27.0% and 26.9%) and decreased catastrophe losses in the first six months of 2022. The continued strong underwriting performance was driven primarily by:

	Second quarter		First six months
	Combined ratios	Underwriting profits	Combined ratios	Underwriting profits
North American Insurers	92.1%	$119.1	92.3%	$228.4
Northbridge	87.2%	$60.8	87.3%	$120.0
Crum & Forster	94.4%	$48.2	94.6%	$90.4
Zenith National	94.4%	$10.1	94.9%	$18.0

Global Insurers and Reinsurers	94.0%	$188.7	93.4%	$392.5
Allied World	92.2%	$81.9	92.2%	$156.2
Odyssey Group	94.9%	$72.4	94.4%	$153.4
Brit	94.7%	$34.4	93.3%	$82.9
•Current period catastrophe losses in the second quarter and first six months of 2022 were $165.0 and $295.2 or 3.2 and 3.0 combined ratio points, principally reflecting exposure to the Australian floods and Brazil drought compared to $138.4 and $349.2 or 3.5 and 4.5 combined ratio points in the second quarter and first six months of 2021 which primarily reflected the impact of the U.S. winter storms.
Non-insurance companies
Operating income (loss) - Non-insurance companies
•Excluding the impact of Fairfax India’s performance fees to Fairfax (a reversal of $47.0 in the second quarter of 2022 and an accrual of $43.4 in the second quarter of 2021), which are offset upon consolidation, and the impact of a non-cash impairment charge recorded in the Other segment in the second quarter of 2022 of $109.2 related to the company's investment in Farmers Edge, operating income of the non-insurance companies increased by $70.7 to $69.7 primarily related to Fairfax India (primarily higher share of profit of associates) and the Restaurants and retail segment (primarily reflecting higher business volumes across most companies due to reduced COVID-19-related restrictions).
Investment Performance
Interest and dividends
•Interest and dividends increased to $203.1 and $372.0 in the second quarter and in the first six months of 2022 from $160.8 and $328.7 in the second quarter and in the first six months of 2021, with higher interest income earned principally from net purchases of U.S. treasury bonds, Canadian government bonds, first mortgage loans and other government bonds during 2021 and the first half of 2022, and increased dividend income earned on common stock and preferred stocks, partially offset by lower dividend income earned from long equity total return swaps.
•At June 30, 2022 the company's insurance and reinsurance companies held portfolio investments of $49.0 billion (excluding Fairfax India's portfolio of $2.0 billion), of which approximately $22.3 billion was in cash and short dated investments representing approximately 45.4% of those portfolio investments. During the first six months of 2022 the company primarily used proceeds from maturities of short term investments to make net purchases of $10.3 billion of U.S. treasuries and Canadian government bonds with 1 to 2 year terms, which benefited interest and dividend income in the second quarter of 2022 and will significantly benefit the remainder of 2022 and future periods.

Share of profit of associates
•Share of profit of associates increased to $256.6 in the second quarter of 2022 from $75.4 in the second quarter of 2021, primarily reflecting the company's increased share of profit of Eurobank ($118.7 compared to $22.8), Atlas ($72.0 compared to $18.1) and Resolute ($66.5 compared to $25.9), partially offset by increased share of loss of EXCO Resources ($38.5 compared to $4.8). Share of profit of associates increased to $440.7 in the first six months of 2022 from $119.7 in the first six months of 2021, primarily reflecting the company's increased share of profit of Atlas (share of profit of $121.7 compared to share of loss of $12.9), Resolute ($78.2 compared to $24.9) and Eurobank ($149.4 compared to $99.1).

Net gains (losses) on investments
•Net losses on investments of $1,547.9 and $1,762.3 consisted of the following:

	Second quarter of 2022			First six months of 2022
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Equity exposures	188.7	(1,062.5)	(873.8)	270.6	(881.5)	(610.9)
Bonds	36.2	(449.6)	(413.4)	57.2	(964.7)	(907.5)
Other	44.1	(304.8)	(260.7)	63.9	(307.8)	(243.9)
	269.0	(1,816.9)	(1,547.9)	391.7	(2,154.0)	(1,762.3)

•Net losses on equity exposures of $873.8 and $610.9 were primarily comprised of unrealized depreciation of common stocks, the AVLNs entered with RiverStone Barbados, equity warrants and convertible bonds, partially offset by net appreciation of long equity total return swaps (inclusive of net losses of $5.6 and net gains of $89.4 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares).
•Net losses on bonds of $413.4 in the second quarter of 2022 included net losses on corporate and other bonds of $162.9, U.S. treasury bonds of $96.4 and Greek government bonds of $62.3 (that mostly back Eurolife's reserves), partially offset by net gains on U.S. treasury bond forward contracts of $31.5. Net losses on bonds of $907.5 in the first six months of 2022 included net losses on corporate and other bonds of $345.6, U.S. treasury bonds of $294.5 and Greek government bonds of $134.4 (that mostly back Eurolife's reserves), partially offset by net gains on U.S. treasury bond forward contracts of $100.0. At June 30, 2022 the company's low duration of only 1.2 years on $36.3 billion invested in cash and principally short-dated investments (comprised of short term investments and the bond portfolio which is mainly invested in short-dated U.S treasuries) will limit the impact of rising interest rates on the company's bond portfolio while enabling the company to benefit significantly from increased interest income in the remainder of 2022 and in future periods as the portfolio is deployed into one to two year treasury bonds. Given the low duration of the bond portfolio, if the investments are held to maturity, a significant portion of the approximately $965 of net unrealized losses recorded in the first six months of 2022 will be reversed in the next 12 to 18 months.
•Net losses on other of $260.7 and $243.9 were primarily comprised of unrealized foreign exchange losses of $233.8 and $236.0 principally related to the strengthening of the U.S dollar against the company's investments denominated in the Indian rupee, Sri Lankan rupee and Egyptian pound.
Financial Condition
•Maintaining an emphasis on financial soundness, the company held $1,079.0 of cash and investments at the holding company at June 30, 2022 compared to $1,478.3 at December 31, 2021, with its $2.0 billion unsecured revolving credit facility undrawn. Holding company cash and investments, as previously described, supports the company's decentralized structure and enables the company to deploy capital efficiently to its insurance and reinsurance companies. On June 29, 2022 the company amended and restated its $2.0 billion unsecured revolving credit facility with a syndicate of lenders on substantially the same terms which extended the expiry from June 29, 2026 to June 29, 2027.
•At June 30, 2022 the pre-tax deficiency of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $802.8, a decrease of $1,149.2 from the pre-tax excess of fair value over carrying value of investments of $346.4 at December 31, 2021, reflecting the global financial market volatility experienced during the quarter. The pre-tax deficiency of $802.8 is not reflected in the company’s book value per basic share, but is regularly reviewed by management as an indicator of investment performance. Refer to the Financial Condition section of this MD&A, under the heading Book Value Per Basic Share for details.
•Float of the property and casualty insurance and reinsurance operations increased by 5.1% to $27,251.6 at June 30, 2022 from $25,936.8 at December 31, 2021.
•The company's total debt to total capital ratio, excluding non-insurance companies, remained steady at 25.0% at June 30, 2022 compared to 24.1% at December 31, 2021, with no significant holding company debt maturities until 2024. In May 2022 Standard & Poor's upgraded Fairfax's issuer credit rating from "BBB-" to "BBB" and the subsidiary financial strength ratings from "A-" to "A", primarily reflecting an improved competitive position assessment for Fairfax's insurance and reinsurance operations to very strong.

•Common shareholders’ equity decreased to $13,917.5 at June 30, 2022 from $15,049.6 at December 31, 2021, primarily reflecting:
◦net loss attributable to shareholders of Fairfax of $755.9 (second quarter of 2022 - $881.4),
◦other comprehensive loss of $281.4 relating to unrealized foreign currency losses net of hedges, and
◦payments of common and preferred share dividends of $272.4, partially offset by
◦net gains on defined benefit plans of $108.5.

•Book value per basic share was $588.36 at June 30, 2022 compared to $630.60 at December 31, 2021, representing a decrease per basic share in the first six months of 2022 of 6.7% (a decrease of 5.0% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2022). At June 30, 2022 there were 23,654,827 common shares effectively outstanding.
•There were no significant acquisitions or divestitures that closed during the first six months of 2022.
◦On July 5, 2022 Domtar Corporation entered into an agreement with Resolute to acquire all of the outstanding common shares of Resolute for a combination of cash consideration of $20.50 and a Contingent Value Right ("CVR") per Resolute common share of up to $6 per share. The CVR provides holders with the right to a share of any future softwood lumber duty deposit refunds. Closing of the transaction is subject to shareholder and regulatory approvals, and satisfaction of other customary closing conditions, and is expected to be in the first half of 2023. At June 30, 2022 the estimated pre-tax gain that the company expects to record, calculated as the excess of the cash consideration of $20.50 per Resolute common share, excluding any value of the CVR, over the carrying value of the investment in associate and the fair value of the Resolute common shares held within the AVLN with RiverStone Barbados, is approximately $180.
◦The company did not record any gains in the second quarter of 2022 on its equity accounted investment in Digit as regulatory approvals to permit the company to obtain control are still pending and as a result the company’s ownership interest remained unchanged at 49.0%.
◦On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. ("Grivalia Hospitality") to 78.4% from 33.5% by acquiring additional shares for cash consideration of $194.6 (€190.0 million). The company will commence consolidating Grivalia Hospitality in the third quarter of 2022. Grivalia Hospitality acquires, develops and manages hospitality real estate in Greece, Cyprus and Panama.
◦On June 18, 2022 the company entered into a transaction with JAB Holding Company (“JAB”) in which certain affiliates of JAB agreed to acquire all of the company’s interests in the Crum & Forster Pet Insurance Group and Pethealth (the "Pet Insurance Operations"), including all of their worldwide operations. As part of the transaction, the company will receive approximately $1.4 billion in the form of approximately $1.15 billion in cash and $250.0 in seller promissory notes, and the company will also invest $200.0 in JCP V, a JAB consumer fund. The transaction is subject to customary closing conditions, including various regulatory approvals, and is expected to close in the second half of 2022. The company did not record any gains in the second quarter of 2022 on the announcement of the sale of the Pet Insurance Operations and on closing of the transaction expects to record an after-tax gain of approximately $975.
Conflict in Ukraine
On February 24, 2022 Russia invaded Ukraine, causing a major humanitarian crisis. As a result, countries around the world have imposed economic sanctions against Russia, largely led by western nations ("the conflict in Ukraine") including bans on the import of Russian oil and natural gas by certain countries including Canada and the U.S. As such, oil and other commodity prices increased sharply and were volatile throughout and subsequent to June 2022.
The company's insurance operations located in Ukraine (comprised of the company's 70.0% equity interest in Fairfax Ukraine, which consists of ARX Insurance and Universalna, and Colonnade Insurance's wholly-owned Ukrainian insurance company) have all continued to operate, with continued efforts on maintaining sales, finance, marketing, operations and claims handling processes, leveraging the remote work environment established during the COVID-19 crisis. The company's property and casualty insurance and reinsurance subsidiaries' operating results in the second quarter and first six months of 2022 included net losses of $40.2 and $70.7 (approximately 99% incurred but not reported losses), or 0.8% and 0.7% combined ratio points, directly related to insurance policies that have potential exposure to the conflict in Ukraine, primarily in marine, terrorism and political risk lines of business in the Global Insurers and Reinsurers reporting segment.
The company's investment in associate, Astarta Holding N.V., is located in Ukraine and also continued to operate with no significant effects reported on its underlying operations in the first six months of 2022. The company will continue to monitor the potential impact the conflict in Ukraine may have on its businesses.

Sources of Income
Income for the three and six months ended June 30, 2022 and 2021 was comprised as follows:

	Second quarter		First six months
	2022	2021	2022	2021
Net premiums written:
Property and casualty insurance and reinsurance	5,658.6	4,529.5	10,955.9	8,675.4
Life insurance and Run-off	46.4	—	91.8	—
Consolidated	5,705.0	4,529.5	11,047.7	8,675.4

Net premiums earned:
North American Insurers	1,516.3	1,306.8	2,964.6	2,516.5
Global Insurers and Reinsurers	3,131.8	2,326.2	5,960.0	4,477.1
International Insurers and Reinsurers	448.5	381.4	904.6	751.2
Property and casualty insurance and reinsurance	5,096.6	4,014.4	9,829.2	7,744.8
Life insurance and Run-off	44.7	—	89.8	—
Consolidated	5,141.3	4,014.4	9,919.0	7,744.8
Interest and dividends	203.1	160.8	372.0	328.7
Share of profit of associates	256.6	75.4	440.7	119.7
Net gains (losses) on investments	(1,547.9)	1,290.2	(1,762.3)	2,132.2
Gain on sale and consolidation of insurance subsidiaries	—	45.3	—	112.0
Other revenue(1)	1,449.2	1,244.9	2,515.5	2,391.8
	5,502.3	6,831.0	11,484.9	12,829.2
(1)    Represents revenue earned by the Non-insurance companies reporting segment, which is comprised primarily of the revenue earned by Recipe, Sporting Life and Golf Town, Thomas Cook India and its subsidiary Sterling Resorts, Fairfax India and its subsidiaries, AGT, Boat Rocker, Dexterra Group and Farmers Edge. Also included in the second quarter and first six months of 2021 is the revenue earned by Toys "R" Us Canada (deconsolidated on August 19, 2021) and Mosaic Capital (deconsolidated on August 5, 2021).
Net premiums written increased to $5,705.0 and $11,047.7 in the second quarter and first six months of 2022 from $4,529.5 and $8,675.4 in the second quarter and first six months of 2021, principally attributable to the Global Insurers and Reinsurers reporting segment, primarily reflecting increased business volumes and increased retention due to favourable underwriting conditions. Refer to Components of Net Earnings in this MD&A for details by reporting segment.
Income of $5,502.3 in the second quarter of 2022 decreased from $6,831.0 in the second quarter of 2021, reflecting net losses on investments that related to the short-term impact of rising interest rates on the company's bond portfolio and the impact on the equity portfolio from the global financial market volatility experienced during the quarter compared to net gains on investments in the prior period, partially offset by increased net premiums earned primarily in the North American Insurers and Global Insurers and Reinsurers reporting segments, increased Other revenue and higher share of profit of associates and interest and dividend income.
Income of $11,484.9 in the first six months of 2022 decreased from $12,829.2 in the first six months of 2021, reflecting net losses on investments that related to the short-term impact of rising interest rates on the company's bond portfolio and the impact on the equity portfolio from the global financial market volatility experienced during the quarter, partially offset by continued strong increases in net premiums earned from the property and casualty insurance and reinsurance operations of $2,084.4 and higher share of profit of associates and Other revenue.
The continued strong growth in net premiums earned in the second quarter and first six months of 2022 of $1,126.9 and $2,174.2, or growth of 28.1% and 28.1%, principally reflected increases from the company’s property and casualty insurance and reinsurance operations, primarily due to increased business volumes and continued rate increases in certain lines of business.
An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the second quarters and first six months of 2022 and 2021 is provided in the Overview of Consolidated Performance at the beginning of this MD&A, under the heading Investment Performance, with additional details on net gains (losses) on investments provided in the Investments section later in this MD&A.
The increase in other revenue to $1,449.2 in the second quarter of 2022 from $1,244.9 in the second quarter of 2021 principally reflected higher business volumes at AGT, Recipe and Thomas Cook India (from continued easing of COVID-19 related travel restrictions and increased domestic and international travel), and increased revenues at Dexterra primarily driven by local acquisitions in the first quarter of 2022, partially offset by the deconsolidation of Mosaic Capital (on August 5, 2021) and Toys "R" Us Canada (on August 19, 2021).
The increase in other revenue to $2,515.5 in the first six months of 2022 from $2,391.8 in the first six months of 2021 principally reflected the factors discussed above for the increase in the second quarter of 2022, partially offset by Fairfax India's deconsolidation of Privi (on April 29, 2021). Refer to the Non-insurance companies section of this MD&A for details.

Sources of Net Earnings
The company's sources of net earnings by reporting segment for the three and six months ended June 30, 2022 and 2021 are set out in note 15 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2022. The table below presents the amounts from that note in a format with measures the company has consistently used as it assists in understanding the composition and management of the company. The table shows separately combined ratios and underwriting results for each of the Property and Casualty Insurance and Reinsurance reporting segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance, Life insurance and Run-off and Non-insurance companies reporting segments includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains (losses) on investments is disaggregated into net realized gains (losses) on investments and net change in unrealized gains (losses) on investments, consistent with the manner in which management reviews the results of the company's investment management strategies.

	Second quarter		First six months
Combined ratios - Property and casualty insurance and reinsurance	2022	2021	2022	2021
North American Insurers	92.1%	92.1%	92.3%	92.8%
Global Insurers and Reinsurers	94.0%	95.3%	93.4%	96.2%
International Insurers and Reinsurers	101.3%	96.1%	99.4%	96.7%
Consolidated	94.1%	94.3%	93.6%	95.1%

Sources of net earnings
Operating income - property and casualty insurance and reinsurance:
Underwriting profit (loss):
North American Insurers	119.1	103.3	228.4	180.6
Global Insurers and Reinsurers	188.7	109.7	392.5	171.5
International Insurers and Reinsurers	(6.1)	14.9	5.2	24.8
Underwriting profit	301.7	227.9	626.1	376.9
Interest and dividends	155.6	116.4	266.1	222.2
Share of profit of associates	188.0	54.0	315.5	97.4
Operating income - property and casualty insurance and reinsurance	645.3	398.3	1,207.7	696.5
Operating income (loss) - Life insurance and Run-off	50.5	(24.3)	42.7	(40.6)
Operating income (loss) - Non-insurance companies	7.5	(44.4)	34.6	(129.3)
Interest expense	(108.8)	(117.8)	(212.7)	(283.9)
Corporate overhead and other	(50.0)	20.2	(64.6)	62.7
Gain on sale and consolidation of insurance subsidiaries	—	45.3	—	112.0
Pre-tax income before net gains (losses) on investments	544.5	277.3	1,007.7	417.4
Net realized gains on investments	269.0	321.3	391.7	853.0
Pre-tax income including net realized gains on investments	813.5	598.6	1,399.4	1,270.4
Net change in unrealized gains (losses) on investments	(1,816.9)	968.9	(2,154.0)	1,279.2
Earnings (loss) before income taxes	(1,003.4)	1,567.5	(754.6)	2,549.6
Recovery of (provision for) income taxes	88.0	(287.3)	17.8	(446.8)
Net earnings (loss)	(915.4)	1,280.2	(736.8)	2,102.8

Attributable to:
Shareholders of Fairfax	(881.4)	1,201.4	(755.9)	2,007.4
Non-controlling interests	(34.0)	78.8	19.1	95.4
	(915.4)	1,280.2	(736.8)	2,102.8

Net earnings (loss) per share	$(37.59)	$45.79	$(32.71)	$76.18
Net earnings (loss) per diluted share	$(37.59)	$43.25	$(32.71)	$72.16
Cash dividends paid per share	$—	$—	$10.00	$10.00
Net loss attributable to shareholders of Fairfax was $881.4 (net loss of $37.59 per basic share and per diluted share) in the second quarter of 2022 and $755.9 (net loss of $32.71 per basic share and per diluted share) in the first six months of 2022 compared to net earnings attributable to shareholders of Fairfax of $1,201.4 (net earnings of $45.79 per basic share and $43.25 per diluted share) in the second quarter of 2021 and $2,007.4 (net earnings of $76.18 per basic share and $72.16 per diluted share) in the first six months of 2021, with the decrease in profitability principally reflecting net unrealized losses on investments for the three and six months ended June 30, 2022 compared to net unrealized gains on investments for the three and six months ended June 30, 2021, partially offset by the following increases in profitability:
Underwriting profit - property and casualty insurance and reinsurance
The company's property and casualty insurance and reinsurance operations produced underwriting profits of $301.7 and $626.1 (combined ratios of 94.1% and 93.6%) in the second quarter and first six months of 2022 compared to underwriting profits of $227.9 $376.9 (combined ratios of 94.3% and 95.1%) in the second quarter and first six months of 2021.

The improvement in underwriting profitability in the second quarter and first six months of 2022 principally reflected growth in net premiums earned, including continued rate increases across most lines of business, relative to modest changes in underwriting expenses, and decreased current period catastrophe losses in the first six months of 2022.
Net (favourable) adverse prior year reserve development for the three and six months ended June 30, 2022 and 2021 were comprised as follows:

	Second quarter		First six months
Property and casualty insurance and reinsurance	2022	2021(1)	2022	2021(1)
North American Insurers	(20.2)	(12.4)	(32.5)	(26.1)
Global Insurers and Reinsurers	23.3	(2.9)	15.5	(18.4)
International Insurers and Reinsurers	(51.0)	(16.3)	(52.8)	(30.4)
Net favourable prior year reserve development	(47.9)	(31.6)	(69.8)	(74.9)
(1)    Includes net adverse prior year reserve development of COVID-19 losses of $60.1 and $87.1 in the second quarter and first six months of 2021, primarily in the Global Insurers and Reinsurers reporting segment (principally at Odyssey Group and Allied World) related to assumed business interruption exposures outside North America.

Current period catastrophe losses for the three and six months ended June 30, 2022 and 2021 were comprised as follows:

	Second quarter						First six months
	2022			2021			2022			2021
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Australian floods	21.7	0.4		—	—		63.5	0.6		—	—
U.S. winter storms	—	—		86.6	2.2		—	—		246.9	3.2
Other	143.3	2.8		51.8	1.3		231.7	2.4		102.3	1.3
Total catastrophe losses	165.0	3.2	points	138.4	3.5	points	295.2	3.0	points	349.2	4.5	points
(1)    Net of reinstatement premiums.

The following table presents the components of the company's combined ratios for the three and six months ended June 30, 2022 and 2021:

	Second quarter		First six months
	2022	2021	2022	2021
Underwriting profit - Property and casualty insurance and reinsurance	301.7	227.9	626.1	376.9

Loss & LAE - accident year	65.7%	64.4%	64.3%	64.6%
Commissions	16.5%	16.5%	16.6%	16.6%
Underwriting expense	12.8%	14.2%	13.4%	14.9%
Combined ratio - accident year	95.0%	95.1%	94.3%	96.1%
Net favourable reserve development	(0.9)%	(0.8)%	(0.7)%	(1.0)%
Combined ratio - calendar year	94.1%	94.3%	93.6%	95.1%
The underwriting expense ratios decreased to 12.8% and 13.4% in the second quarter and first six months of 2022 from 14.2% and 14.9% in the second quarter and first six months of 2021, primarily reflecting increased premiums earned relative to more modest increases in other underwriting expenses, primarily in the Global Insurers and Reinsurers reporting segment.
Other underwriting expenses increased to $656.8 and $1,314.8 in the second quarter and first six months of 2022 from $568.9 and $1,152.1 in the second quarter and first six months of 2021, primarily reflecting increased costs associated with increased business volumes in the Global Insurers and Reinsurers reporting segment. For further details refer to note 15 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2022.
Operating expenses and Other expenses
Operating expenses as presented in the consolidated statement of earnings increased to $756.7 and $1,518.1 in the second quarter and first six months of 2022 from $680.2 and $1,365.0 in the second quarter and first six months of 2021, primarily reflecting increases in other underwriting expenses of the property and casualty insurance and reinsurance operations (as described in the preceding paragraph). Fairfax and subsidiary holding companies' corporate overhead were stable in the second quarter and first six months of 2022 compared to the second quarter and first six months of 2021 (refer to the Corporate Overhead and Other section in this MD&A for further details).
Other expenses as presented in the consolidated statement of earnings increased to $1,509.3 and $2,584.3 in the second quarter and first six months of 2022 from $1,239.3 and $2,408.8 in the second quarter and first six months of 2021, principally reflecting a non-cash goodwill impairment charge recorded in the Other segment in the second quarter of 2022 of $109.2 related to the company's investment in Farmers Edge, higher business volumes at Restaurants and retail, AGT, Dexterra Group and Thomas Cook India, partially offset by the deconsolidation of Mosaic Capital (on August 5, 2021) and Toys "R" Us Canada (on August 19, 2021), and Fairfax India's deconsolidation of Privi (on April 29, 2021). Refer to the Non-insurance companies section of this MD&A for details.

Investment income
An analysis of interest and dividends and share of profit (loss) of associates is provided in the Overview of Consolidated Performance in this MD&A. Details of net gains (losses) on investments are provided in the Investments section of this MD&A.

Components of Net Earnings
Underwriting and Operating Income
Presented below are the underwriting and operating results of the property and casualty insurance and reinsurance reporting segments, the pre-tax income (loss) before interest expense of Eurolife, the operating income (loss) of Run-off, and the pre-tax income (loss) before interest expense of the Non-insurance companies reporting segment, for the three and six months ended June 30, 2022 and 2021.

    North American Insurers

	Second quarter		First six months
	2022	2021	2022	2021
Underwriting profit	119.1	103.3	228.4	180.6

Loss & LAE - accident year	60.3%	58.6%	60.0%	59.3%
Commissions	16.0%	17.0%	16.3%	16.6%
Underwriting expenses	17.1%	17.4%	17.1%	17.9%
Combined ratio - accident year	93.4%	93.0%	93.4%	93.8%
Net favourable reserve development	(1.3)%	(0.9)%	(1.1)%	(1.0)%
Combined ratio - calendar year	92.1%	92.1%	92.3%	92.8%

Gross premiums written	1,950.4	1,669.1	3,732.2	3,153.3
Net premiums written	1,682.3	1,461.1	3,204.2	2,766.8
Net premiums earned	1,516.3	1,306.8	2,964.6	2,516.5
Underwriting profit	119.1	103.3	228.4	180.6
Interest and dividends	49.2	34.1	85.4	65.5
Share of profit of associates	53.2	22.4	93.3	31.1
Operating income	221.5	159.8	407.1	277.2

North American Insurers, comprising Northbridge, Crum & Forster and Zenith National, provides a full range of commercial insurance in property, casualty, and specialty risks, principally within the United States and Canada.
The underwriting performance for North American Insurers was strong with underwriting profit of $119.1 and $228.4 and combined ratios of 92.1% and 92.3% in the second quarter and first six months of 2022 compared to underwriting profit of $103.3 and $180.6 and combined ratios of 92.1% and 92.8% in the second quarter and first six months of 2021. The increase in underwriting profitability in the second quarter of 2022 principally reflected growth in net premiums earned at Crum & Forster and Northbridge (including rate increases across most lines of business) relative to modest increases in underwriting expenses and increased net favourable prior year reserve development (primarily at Northbridge), partially offset by increased current period catastrophe losses at Northbridge (as set out in the table below). The increase in underwriting profitability in the first six months of 2022 principally reflected growth in net premiums earned at Crum & Forster and Northbridge (including rate increases across most lines of business) relative to modest increases in underwriting expenses, decreased current period catastrophe losses principally at Crum & Forster and the absence of current year COVID-19 losses. The combined ratios and underwriting profits for each operating company in the North American Insurers reporting segment for the second quarter and first six months of 2022 and 2021 are shown in the table below.

	Combined ratios				Underwriting profit
	Second quarter		First six months		Second quarter		First six months
	2022	2021	2022	2021	2022	2021	2022	2021
Northbridge	87.2%	84.7%	87.3%	85.8%	60.8	69.1	120.0	121.8
Crum & Forster	94.4%	96.8%	94.6%	98.0%	48.2	21.7	90.4	25.9
Zenith National	94.4%	92.7%	94.9%	90.4%	10.1	12.5	18.0	32.9
North American Insurers	92.1%	92.1%	92.3%	92.8%	119.1	103.3	228.4	180.6

Net favourable prior year reserve development of $20.2 and $32.5 (1.3 and 1.1 combined ratio points) in the second quarter and first six months of 2022 primarily reflected net favourable emergence in workers' compensation at Zenith National (related to accident years 2015 through 2021) and commercial property and automobile at Northbridge. Net favourable prior year reserve development of $12.4 and $26.1 (0.9 and 1.0 combined ratio points) in the second quarter and first six months of 2021 principally reflected net favourable emergence at Zenith National, primarily related to accident years 2018 through 2020. Net favourable prior year reserve development in the first six months of 2021 was partially offset by adverse emergence on mass latent claims from Northbridge’s legacy business.
Catastrophe losses for the second quarter and first six months of 2022 and 2021 are as set out in the following table:

	Second quarter						First six months
	2022			2021			2022			2021
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
U.S. winter storms	—	—		11.2	0.9		—	—		45.4	1.8
Other	34.8	2.3		5.5	0.4		39.8	1.3		10.0	0.4
Total catastrophe losses	34.8	2.3	points	16.7	1.3	points	39.8	1.3	points	55.4	2.2	points
(1)    Net of reinstatement premiums.

Gross premiums written increased by 16.9% and 18.4% in the second quarter and first six months of 2022, primarily reflecting increased business volumes at Crum and Forster (primarily accident and health, surplus and specialty, and commercial lines) and Northbridge (primarily construction and transportation) and rate increases across most lines of business with the exception of workers' compensation which continues to experience rate decreases.
Net premiums written increased by 15.1% and 15.8% in the second quarter and first six months of 2022 consistent with the growth in gross premiums written.
Net premiums earned increased by 16.0% and 17.8% in the second quarter and first six months of 2022, principally reflecting the increase in net premiums written during 2022 and 2021. Gross premiums written and net premiums earned for each operating company in the North American Insurers reporting segment for the second quarter and first six months of 2022 and 2021 are shown in the table below.

	Gross premiums written				Net premiums earned
	Second quarter		First six months		Second quarter		First six months
	2022	2021	2022	2021	2022	2021	2022	2021
Northbridge	659.7	587.5	1,134.9	997.4	474.7	451.5	941.3	857.5
Crum & Forster	1,130.0	934.1	2,175.8	1,738.6	860.1	684.5	1,671.0	1,316.5
Zenith National	172.1	149.2	436.3	420.9	181.5	170.8	352.3	342.5
Inter-segment eliminations(1)	(11.4)	(1.7)	(14.8)	(3.6)	—	—	—	—
North American Insurers	1,950.4	1,669.1	3,732.2	3,153.3	1,516.3	1,306.8	2,964.6	2,516.5
(1)    Reflects the elimination of intercompany gross premiums written amongst subsidiaries included within the North American Insurers reporting segment.
The commission expense ratio decreased to 16.0% and 16.3% in the second quarter and first six months of 2022 from 17.0% and 16.6% in the second quarter and first six months of 2021, primarily reflecting decreased higher commission assumed business in accident and health lines at Crum & Forster and increased commission income from certain ceded lines at Northbridge.
The underwriting expense ratio decreased to 17.1% in both the second quarter and first six months of 2022 from 17.4% and 17.9% in the second quarter and first six months of 2021, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $547.2 in the first six months of 2022 from $491.0 in the first six months of 2021, primarily reflecting increased net premium collections, partially offset by increased net claims paid at Crum & Forster.

    Global Insurers and Reinsurers

	Second quarter		First six months
	2022	2021	2022	2021
Underwriting profit	188.7	109.7	392.5	171.5

Loss & LAE - accident year	67.0%	68.0%	66.1%	68.2%
Commissions	16.4%	16.1%	16.6%	16.3%
Underwriting expenses	9.9%	11.3%	10.4%	12.1%
Combined ratio - accident year	93.3%	95.4%	93.1%	96.6%
Net (favourable) adverse reserve development	0.7%	(0.1)%	0.3%	(0.4)%
Combined ratio - calendar year	94.0%	95.3%	93.4%	96.2%

Gross premiums written	4,672.3	3,757.0	8,748.3	7,027.0
Net premiums written	3,521.5	2,678.5	6,806.0	5,123.1
Net premiums earned	3,131.8	2,326.2	5,960.0	4,477.1
Underwriting profit	188.7	109.7	392.5	171.5
Interest and dividends	80.1	65.4	137.6	125.5
Share of profit of associates	118.6	33.8	200.1	49.1
Operating income	387.4	208.9	730.2	346.1
Global Insurers and Reinsurers, comprising Allied World, Odyssey Group and Brit, provides diverse insurance and reinsurance coverage to its global customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions.
Global Insurers and Reinsurers reported strong underwriting profit of $188.7 and $392.5 and combined ratios of 94.0% and 93.4% in the second quarter and first six months of 2022 compared to underwriting profit of $109.7 and $171.5 and combined ratios of 95.3% and 96.2% in the second quarter and first six months of 2021. The increase in underwriting profit in the second quarter and first six months of 2022 principally reflected growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses and decreased current period catastrophe losses (reflecting decreases at Brit and Allied World, partially offset by increased current period catastrophe losses at Odyssey Group) as set out in the table below, partially offset by net adverse prior year reserve development in the second quarter and first six months of 2022 compared to net favourable prior year reserve development in the second quarter and first six months of 2021. The combined ratios and underwriting profits for each operating company in the Global Insurers and Reinsurers reporting segment for the second quarter and first six months of 2022 and 2021 are shown in the table below.

	Combined ratios				Underwriting profit
	Second quarter		First six months		Second quarter		First six months
	2022	2021	2022	2021	2022	2021	2022	2021
Allied World	92.2%	94.8%	92.2%	94.5%	81.9	43.9	156.2	87.4
Odyssey Group	94.9%	94.9%	94.4%	96.8%	72.4	53.5	153.4	64.7
Brit	94.7%	97.1%	93.3%	97.8%	34.4	12.3	82.9	19.4
Global Insurers and Reinsurers	94.0%	95.3%	93.4%	96.2%	188.7	109.7	392.5	171.5
Net adverse prior year reserve development of $23.3 and $15.5 (0.7 and 0.3 combined ratio points) in the second quarter and first six months of 2022 primarily reflected net adverse reserve development at Allied World, primarily related catastrophe events in the second half of 2021, partially offset by net favourable reserve development at Odyssey Group. Net favourable prior year reserve development in the second quarter of 2021 was nominal. Net favourable prior year reserve development in the first six months of 2021 primarily reflected better than expected non-catastrophe and catastrophe loss experience at Brit, partially offset by net adverse prior year reserve development at Allied World, primarily related to COVID-19 losses.
Catastrophe losses in the Global Insurers and Reinsurers reporting segment for the second quarter and first six months of 2022 and 2021 are as set out in the following table:

	Second quarter						First six months
	2022			2021			2022			2021
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Australian floods	21.7	0.7		—	—		63.5	1.1		—	—
U.S. winter storms	—	—		72.8	3.2		—	—		198.9	4.5
Other	63.0	2.0		45.9	1.9		132.7	2.2		91.5	2.0
Total catastrophe losses	84.7	2.7	points	118.7	5.1	points	196.2	3.3	points	290.4	6.5	points
(1)    Net of reinstatement premiums.

Catastrophe losses of $84.7 (2.7 combined ratio points) in the second quarter of 2022 primarily related to attritional catastrophe losses at Odyssey Group and the Australian floods at Odyssey Group and Brit. Catastrophe losses of $196.2 (3.3 combined ratio points) in the first six months of 2022 primarily related to attritional catastrophe losses at Odyssey Group and the Australian floods at Allied World, Odyssey Group and Brit. The catastrophe losses table above excludes net losses of $69.8 (approximately 99% incurred but not reported losses) in the first six months of 2022 relating to the Ukraine conflict primarily within the political risk and terrorism lines of business.
Gross premiums written increased by 24.4% and 24.5% in the second quarter and first six months of 2022, primarily reflecting increased business volumes at Odyssey Group (primarily relating to U.S. property reinsurance including a large quota share agreement covering homeowners risks and U.S. casualty reinsurance), Brit (primarily reflecting growth at Ki Insurance, certain London Insurance lines of business (primarily cyber, professional liability and property), London Reinsurance lines of business (primarily property and casualty treaty)) and Allied World (principally the North American and Global Markets platforms relating to excess casualty and professional liability).
Net premiums written increased by 31.5% and 32.8% in the second quarter and first six months of 2022 primarily reflecting the growth in gross premiums written and increased retention at Odyssey Group (primarily related to increased assumed U.S. property reinsurance which is principally retained) and Allied World (primarily in professional liability and casualty lines of business). The increase in net premiums written in the first six months of 2022 also reflected Brit's purchase of multi-year reinsurance protection for a range of U.S. catastrophe perils in the first quarter of 2021 which did not occur in the first quarter of 2022.
Net premiums earned increased by 34.6% and 33.1% in the second quarter and first six months of 2022, principally reflecting the increase in net premiums written during 2022 and 2021. Gross premiums written and net premiums earned for each operating company in the Global Insurers and Reinsurers reporting segment for the second quarter and first six months of 2022 and 2021 are shown in the table below.

	Gross premiums written				Net premiums earned
	Second quarter		First six months		Second quarter		First six months
	2022	2021	2022	2021	2022	2021	2022	2021
Allied World	1,808.5	1,597.2	3,573.4	3,022.0	1,049.0	839.5	1,994.8	1,587.7
Odyssey Group	1,849.3	1,443.1	3,306.1	2,629.3	1,429.9	1,054.7	2,720.3	2,013.4
Brit	1,098.6	779.5	1,986.3	1,464.4	652.9	432.0	1,244.9	876.0
Inter-segment eliminations(1)	(84.1)	(62.8)	(117.5)	(88.7)	—	—	—	—
Global Insurers and Reinsurers	4,672.3	3,757.0	8,748.3	7,027.0	3,131.8	2,326.2	5,960.0	4,477.1
(1)    Reflects the elimination of intercompany gross premiums written amongst subsidiaries included within the Global Insurers and Reinsurers reporting segment.
The underwriting expense ratio decreased to 9.9% and 10.4% in the second quarter and first six months of 2022 from 11.3% and 12.1% in the second quarter and first six months of 2021, primarily reflecting increased premiums earned relative to more modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased marginally to $1,442.3 in the first six months of 2022 from $1,408.3 in the first six months of 2021, primarily reflecting increased net premium collections at Odyssey Group, partially offset by increased net paid losses at Allied World, Brit, and Odyssey Group.
On April 28, 2022 Allied World paid a dividend of $126.4 (April 30, 2021 - $126.4) to its minority shareholders.

    International Insurers and Reinsurers

	Second quarter		First six months
	2022	2021	2022	2021
Underwriting profit (loss)	(6.1)	14.9	5.2	24.8

Loss & LAE - accident year	74.1%	62.2%	66.6%	61.7%
Commissions	18.8%	17.6%	18.1%	17.7%
Underwriting expenses	19.8%	20.6%	20.5%	21.3%
Combined ratio - accident year	112.7%	100.4%	105.2%	100.7%
Net favourable reserve development	(11.4)%	(4.3)%	(5.8)%	(4.0)%
Combined ratio - calendar year	101.3%	96.1%	99.4%	96.7%

Gross premiums written	743.1	626.1	1,574.3	1,361.2
Net premiums written	454.8	389.9	945.7	785.5
Net premiums earned	448.5	381.4	904.6	751.2
Underwriting profit (loss)	(6.1)	14.9	5.2	24.8
Interest and dividends	26.3	16.9	43.1	31.2
Share of profit (loss) of associates	16.2	(2.2)	22.1	17.2
Operating income	36.4	29.6	70.4	73.2

International Insurers and Reinsurers, comprising Fairfax Asia, Fairfax Latin America, Fairfax Central and Eastern Europe, Group Re, Bryte Insurance, and Eurolife’s property and casualty insurance operations, provides diverse insurance and reinsurance coverage to its international customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions.
The International Insurers and Reinsurers reporting segment reported an underwriting loss of $6.1 and an underwriting profit of $5.2 (combined ratios of 101.3% and 99.4%) in the second quarter and first six months of 2022 compared to underwriting profits of $14.9 and $24.8 (combined ratios of 96.1% and 96.7%) in the second quarter and first six months of 2021.
The underwriting loss in the second quarter of 2022 primarily reflected underwriting losses at Fairfax Latin America (principally an increase in catastrophe losses in Fairfax Brasil's agricultural business line) and Bryte Insurance (principally catastrophe losses stemming from flooding in the KwaZulu-Natal province of South Africa), partially offset by underwriting profits at Fairfax Central and Eastern Europe (primarily due to decreased attritional loss experience stemming from lower frequency of claims at Fairfax's Ukraine based subsidiaries) and Fairfax Asia (primarily at Singapore Re). The underwriting profit in the first six months of 2022 reflected the same factors as the underwriting results in the second quarter of 2022 and also included higher underwriting profit at Group Re (principally lower commission expense relative to an increase in net premiums earned). The combined ratio and underwriting profit (loss) for each operating company in the International Insurers and Reinsurers reporting segment for the second quarters and first six months of 2022 and 2021 are shown in the table below.

	Combined ratios				Underwriting profit (loss)
	Second quarter		First six months		Second quarter		First six months
	2022	2021	2022	2021	2022	2021	2022	2021
Group Re	96.9%	100.0%	95.5%	100.0%	3.2	0.1	8.6	0.1
Bryte Insurance	110.4%	97.9%	106.0%	100.4%	(7.7)	1.6	(8.8)	(0.6)
Fairfax Asia(1)	91.7%	94.9%	91.1%	94.4%	5.4	2.7	12.4	6.0
Fairfax Latin America	125.4%	97.3%	117.2%	97.1%	(21.9)	2.0	(29.7)	4.5
Fairfax Central and Eastern Europe	84.6%	92.3%	90.6%	92.8%	16.4	8.5	21.1	14.8
Eurolife General(2)	110.0%	—%	94.4%	—%	(1.5)	—	1.6	—
International Insurers and Reinsurers	101.3%	96.1%	99.4%	96.7%	(6.1)	14.9	5.2	24.8
(1)     On June 17, 2021 the company increased its ownership interest in Singapore Re from 28.2% to 94.0% and subsequently increased its ownership interest to 100%.
(2)     On July 14, 2021 the company increased its interest in Eurolife to 80.0% from 50.0%.

Net favourable prior year reserve development of $51.0 and $52.8 (11.4 and 5.8 combined ratio points) in the second quarter and first six months of 2022 primarily reflected favourable emergence across most operating companies within this reporting segment. The first six months of 2022 also included favourable emergence on property and accident lines of business at Singapore Re.

Catastrophe losses in the International Insurers and Reinsurers reporting segment for the second quarter and first six months of 2022 and 2021 are as set out in the following table:

	Second quarter						First six months
	2022			2021			2022			2021
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Brazil drought	32.4	7.2		—	—		45.0	5.0		—	—
South Africa floods	9.6	2.2		—	—		9.6	1.1		—	—
Other	3.5	0.8		2.8	0.7		4.6	0.4		3.3	0.4
Total catastrophe losses	45.5	10.2	points	2.8	0.7	points	59.2	6.5	points	3.3	0.4	points
(1)    Net of reinstatement premiums.

Gross premiums written increased by 18.7% and 15.7% in the second quarter and first six months of 2022, primarily reflecting increases at Fairfax Asia (principally from the consolidation of Singapore Re) and at Group Re (across all of Group Re's operating companies) and the consolidation of Eurolife General. Excluding the consolidation of Singapore Re and Eurolife General, gross premiums written increased by 3.7% and 1.7% in the second quarter and first six months of 2022.
Net premiums written increased by 16.6% and 20.4% in the second quarter and first six months of 2022 consistent with the growth in gross premiums written. Excluding the consolidation of Singapore Re and Eurolife General, net premiums written increased by 9.5% and 12.7% in the second quarter and first six months of 2022, primarily reflecting increased net premiums written at Group Re.
Net premiums earned increased by 17.6% and 20.4% in the second quarter and first six months of 2022, principally reflecting the increase in net premiums written during 2021 and the first six months of 2022. Excluding the consolidation of Singapore Re and Eurolife General, net premiums earned increased by 9.8% and 12.2% in the second quarter and first six months of 2022, consistent with the growth in net premiums written.
Gross premiums written and net premiums earned for each operating company in the International Insurers and Reinsurers reporting segment for the second quarters and first six months of 2022 and 2021 are shown in the table below.

	Gross premiums written				Net premiums earned
	Second quarter		First six months		Second quarter		First six months
	2022	2021	2022	2021	2022	2021	2022	2021
Group Re	121.9	78.4	217.3	155.6	101.5	67.3	192.4	138.5
Bryte Insurance	98.6	106.5	208.2	204.3	73.8	75.5	146.1	143.5
Fairfax Asia(1)	168.2	90.0	386.7	218.5	65.7	52.6	139.6	107.4
Fairfax Latin America	262.7	226.0	519.0	518.0	86.5	76.3	172.6	154.4
Fairfax Central and Eastern Europe	102.2	129.1	258.0	270.5	106.4	109.7	224.6	207.4
Eurolife General(2)	18.6	—	38.9	—	14.6	—	29.3	—
Inter-segment eliminations(3)	(29.1)	(3.9)	(53.8)	(5.7)	—	—	—	—
International Insurers and Reinsurers	743.1	626.1	1,574.3	1,361.2	448.5	381.4	904.6	751.2
(1)     On June 17, 2021 the company increased its ownership interest in Singapore Re from 28.2% to 94.0% and subsequently increased its ownership interest to 100%.
(2)     On July 14, 2021 the company increased its interest in Eurolife to 80.0% from 50.0%.
(3)    Reflects the elimination of intercompany gross premiums written amongst subsidiaries included within the International Insurers and Reinsurers reporting segment.
The commission expense ratio increased to 18.8% and 18.1% in the second quarter and first six months of 2022 from 17.6% and 17.7% in the second quarter and first six months of 2021, primarily reflecting increases at Fairfax Asia (principally due to the consolidation of Singapore Re, which includes acquisition accounting adjustments recorded by Fairfax) and Fairfax Latin America (primarily at Fairfax Brasil due to a shift in business mix towards products with higher commission rates), partially offset by increased net premiums earned relative to more modest increases in commissions expense at Group Re.
The underwriting expense ratio decreased to 19.8% and 20.5% in the second quarter and first six months of 2022 from 20.6% and 21.3% in the second quarter and first six months of 2021, primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses.

    Life Insurance and Run-off

Eurolife

	Second quarter	First six months
	2022	2022
Gross premiums written	47.8	94.9
Net premiums written	46.1	91.5
Net premiums earned	44.4	89.5
Interest and dividends	7.9	11.8
Net gains (losses) on investments	(103.4)	(165.1)
	(51.1)	(63.8)
Underwriting expenses	(2.1)	(55.6)
Pre-tax loss before interest expense	(53.2)	(119.4)

First quarter	First quarter

On July 14, 2021 the company increased its interest in Eurolife FFH Insurance Group Holdings S.A. (“Eurolife”) to 80.0% from 50.0%. In the company's segmented reporting, the assets, liabilities and results of operations of Eurolife’s life insurance business were consolidated and reported in Life insurance and Run-off and those of Eurolife’s property and casualty insurance business were consolidated and reported in International Insurers and Reinsurers. The discussion which follows makes reference to Eurolife's life operations.
Gross premiums written of $47.8 and $94.9 in the second quarter and first six months of 2022 primarily consisted of traditional life insurance policies (whole life and term life), group benefits including retirement benefits, and accident and health insurance policies.
Underwriting expenses of $2.1 and $55.6 in the second quarter and first six months of 2022 primarily consisted of net policy holder benefits and losses on claims (including decreases in net policy holder benefits resulting from continued rising interest rates), net commission expense and other underwriting expenses.
Run-off

	Second quarter		First six months
	2022	2021	2022	2021
Gross premiums written	—	—	—	—
Net premiums written	0.3	—	0.3	—
Net premiums earned	0.3	—	0.3	—
Losses on claims, net	3.3	(8.2)	8.1	(5.8)
Operating expenses	(18.4)	(24.6)	(37.7)	(47.5)
Interest and dividends	5.2	3.5	8.2	6.9
Share of profit of associates	4.7	5.0	9.8	5.8
Operating loss	(4.9)	(24.3)	(11.3)	(40.6)

Operating loss at Run-off decreased to $4.9 and $11.3 in the second quarter and first six months of 2022 from $24.3 and $40.6 in the second quarter and first six months of 2021, principally reflecting net favourable prior year reserve development in the second quarter and first six months of 2022 (primarily due to the release of bad debt reserves) compared with net adverse prior year reserve development in the second quarter and first six months of 2021 (primarily due to net adverse prior year development on asbestos, pollution and other hazards reserves), and decreased operating expenses (primarily due to decreased employee compensation costs).
During the first six months of 2022 the company made cash contributions of $180.0 (2021 - $90.0) to Run-off to support its capital.

    Non-insurance companies

	Second quarter
	2022					2021
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	469.3	62.2	128.4	789.3	1,449.2	472.9	51.3	43.0	677.7	1,244.9
Expenses	(426.4)	(53.5)	(126.2)	(903.2)	(1,509.3)	(458.7)	(48.3)	(60.2)	(674.3)	(1,241.5)
Pre-tax income (loss) before interest expense and other	42.9	8.7	2.2	(113.9)	(60.1)	14.2	3.0	(17.2)	3.4	3.4
Interest and dividends	2.6	42.7	—	(5.5)	39.8	1.4	(53.0)	—	(0.7)	(52.3)
Share of profit (loss) of associates	—	27.6	(0.1)	0.3	27.8	0.3	4.4	(0.1)	(0.1)	4.5
Operating income (loss)	45.5	79.0	2.1	(119.1)	7.5	15.9	(45.6)	(17.3)	2.6	(44.4)
Net gains (losses) on investments	(2.3)	(28.8)	0.4	19.1	(11.6)	6.1	119.3	0.6	2.5	128.5
Pre-tax income (loss) before interest expense	43.2	50.2	2.5	(100.0)	(4.1)	22.0	73.7	(16.7)	5.1	84.1

	First six months
	2022					2021
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	816.8	107.1	212.7	1,378.9	2,515.5	818.4	148.7	95.6	1,328.6	2,391.3
Expenses	(759.8)	(99.3)	(212.6)	(1,512.6)	(2,584.3)	(819.9)	(131.8)	(121.8)	(1,340.2)	(2,413.7)
Pre-tax income (loss) before interest expense and other	57.0	7.8	0.1	(133.7)	(68.8)	(1.5)	16.9	(26.2)	(11.6)	(22.4)
Interest and dividends	4.8	40.6	—	(5.4)	40.0	2.9	(111.7)	—	(0.7)	(109.5)
Share of profit (loss) of associates	—	62.2	0.2	1.0	63.4	0.6	1.6	(0.2)	0.6	2.6
Operating income (loss)	61.8	110.6	0.3	(138.1)	34.6	2.0	(93.2)	(26.4)	(11.7)	(129.3)
Net gains (losses) on investments	9.2	22.1	0.6	29.9	61.8	19.1	168.3	(2.8)	8.5	193.1
Pre-tax income (loss) before interest expense	71.0	132.7	0.9	(108.2)	96.4	21.1	75.1	(29.2)	(3.2)	63.8
(1)    Comprised primarily of Recipe, Golf Town, Sporting Life, and Toys "R" Us Canada (deconsolidated on August 19, 2021).
(2)    Comprised of Fairfax India and its subsidiaries. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.
(3)    Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(4)    Comprised primarily of AGT, Dexterra Group, Boat Rocker, Farmers Edge and Mosaic Capital (deconsolidated on August 5, 2021).
(5)    Amounts as presented in note 15 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2022.

Restaurants and retail
The modest decrease in revenue and the slightly larger decrease in expenses of Restaurants and retail in the second quarter and first six months of 2022 primarily reflected the deconsolidation of Toys "R" Us Canada, partially offset by higher business volumes across most operating companies, principally due to reduced COVID-19 related restrictions in the second quarter and first six months of 2022 compared to the second quarter and first six months of 2021.
Fairfax India
The increase in revenue and expenses of Fairfax India in the second quarter of 2022 primarily reflected higher business volumes at Fairchem and Saurashtra Freight and the consolidation of Jaynix by Fairfax India, partially offset by the deconsolidation of Privi on April 29, 2021.
The decrease in revenue and expenses of Fairfax India in the first six months of 2022 primarily reflected the deconsolidation of Privi on April 29, 2021 and lower business volumes at NCML, partially offset by higher business volumes at Fairchem and Saurashtra Freight and the consolidation of Jaynix.
Interest and dividend income of $42.7 and $40.6 in the second quarter and first six months of 2022 primarily reflected a reversal of a performance fee payable to Fairfax of $47.0 and $50.1. Interest and dividend expense of $53.0 and $111.7 in the second quarter and first six months of 2021 included an accrual of a performance fee payable to Fairfax of $43.4 and $99.5. The performance fee payable is an intercompany transaction that is eliminated on consolidation.

Net losses on investments of $28.8 in the second quarter of 2022 compared to net gains on investments of $119.3 in the second quarter of 2021, primarily reflecting net losses on common stocks, increased foreign exchange losses on Fairfax India's U.S. dollar borrowings and a gain on deconsolidation of Privi of $94.9 recorded in the second quarter of 2021. Net gains on investments of $22.1 in the first six months of 2022 compared to $168.3 in the first six months of 2021 primarily reflecting a gain on deconsolidation of Privi of $94.9 recorded in the second quarter of 2021 and lower net gains on common stocks.
Thomas Cook India
The increase in revenue and expenses of Thomas Cook India in the second quarter and first six months of 2022 primarily reflected higher business volumes resulting from continued easing of COVID-19 related travel restrictions and increased domestic and international travel.
Other
The increase in revenue and expenses of Other in the second quarter and first six months of 2022 primarily reflected higher business volumes at AGT and an increase in revenue and expenses at Dexterra primarily driven by local acquisitions in the first quarter of 2022, partially offset by the deconsolidation of Mosaic Capital on August 5, 2021. Included in Expenses is a non-cash impairment charge on goodwill of Farmers Edge of $109.2 recognized in the second quarter of 2022.

    Investments
Refer to the Overview of Consolidated Performance at the beginning of this MD&A, under the heading Investment Performance, for details of interest and dividends and share of profit (loss) of associates.
Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and six months ended June 30, 2022 and 2021 were comprised as follows:

	Second quarter
	2022				2021
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments
Common stocks	47.6	(693.4)	(645.8)		97.8		414.3		512.1
Preferred stocks - convertible	0.1	(2.4)	(2.3)		0.7		(0.4)		0.3
Bonds - convertible	10.2	(103.9)	(93.7)		—		144.8		144.8
Other equity derivatives(1)(2)(3)	126.8	(262.8)	(136.0)		95.4		36.9		132.3
Sale of non-insurance associates	—	—	—		0.4		—		0.4
Sale of non-insurance subsidiaries	4.0	—	4.0		94.1	(6)	—		94.1
Long equity exposures and financial effects	188.7	(1,062.5)	(873.8)		288.4		595.6		884.0
Bonds	(44.7)	(400.2)	(444.9)		27.4	(4)	15.6	(4)	43.0
U.S. treasury bond forward contracts	80.9	(49.4)	31.5		(8.2)		(6.1)		(14.3)
Preferred stocks	13.1	(98.3)	(85.2)		—		442.7	(5)	442.7
Other derivatives	(3.4)	8.6	5.2		(6.6)		8.9		2.3
Foreign currency	25.7	(233.8)	(208.1)	(7)	15.3		(39.9)		(24.6)
Other	8.7	18.7	27.4		5.0		(47.9)		(42.9)
Net gains (losses) on investments	269.0	(1,816.9)	(1,547.9)		321.3		968.9		1,290.2

	First six months
	2022				2021
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments
Common stocks	84.0	(490.8)	(406.8)		179.4		825.6		1,005.0
Preferred stocks - convertible	1.4	(3.6)	(2.2)		0.7		3.2		3.9
Bonds - convertible	10.3	(196.5)	(186.2)		—		234.8		234.8
Other equity derivatives(1)(2)(3)	168.0	(190.6)	(22.6)		506.3		60.9		567.2
Sale of non-insurance associates	2.3	—	2.3		3.7		—		3.7
Sale of non-insurance subsidiaries	4.6	—	4.6		97.9	(6)	—		97.9
Long equity exposures and financial effects	270.6	(881.5)	(610.9)		788.0		1,124.5		1,912.5
Bonds	(43.0)	(964.5)	(1,007.5)		173.8	(4)	(296.4)	(4)	(122.6)
U.S. treasury bond forward contracts	100.2	(0.2)	100.0		29.1		(7.1)		22.0
Preferred stocks	13.1	(91.3)	(78.2)		—		441.1	(5)	441.1
Other derivative contracts	(9.7)	19.0	9.3		(138.8)		138.8		—
Foreign currency	53.2	(236.0)	(182.8)	(7)	(2.8)		(59.1)		(61.9)
Other	7.3	0.5	7.8		3.7		(62.6)		(58.9)
Net gains (losses) on investments	391.7	(2,154.0)	(1,762.3)		853.0		1,279.2		2,132.2
(1)    Other equity derivatives include long equity total return swaps, equity warrants and options and the Asset Value Loan Notes ("AVLNs") entered with RiverStone Barbados.
(2)    Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are generally required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.
(3)    On April 6, 2022 the company acquired 25.0 million Atlas Corp. common shares by exercising its equity warrants in Atlas Corp. with a strike price of $8.05 per share for aggregate cash consideration of $201.3 and recognized a net loss on investment of $37.2 (realized gains of $58.6, of which $95.8 was recorded as unrealized gains in prior years) on derecognition of the equity warrants.
(4)    Includes the derecognition of Seaspan Corporation debentures that were exchanged for Atlas Corp. preferred shares in the second quarter of 2021.
(5)    Includes the net unrealized gain of $438.7, excluding foreign currency effects, on Digit compulsory convertible preferred shares.
(6)    On April 29, 2021 Fairfax India completed the sale of Privi and recorded a net realized gain of $94.9.
(7)    Foreign currency net losses on investing activities in the second quarter and first six months of 2022 primarily related to the strengthening of the U.S. dollar relative to the company's investments denominated in the Indian rupee, Sri Lanka rupee and Egyptian pound.

Long equity exposures and financial effects: During the second quarter and first six months of 2022 the company's long equity exposures produced net losses of $873.8 and $610.9 compared to the second quarter and first six months of 2021 that produced net gains of $884.0 and $1,912.5. Net losses on long equity exposures of $873.8 in the second quarter of 2022 were primarily comprised of net losses on common stocks ($645.8), the AVLNs entered with RiverStone Barbados ($135.4), equity warrants and options ($96.7) and convertible bonds ($93.7), partially offset by net gains on long equity total return swaps ($77.2). Net losses on long equity exposures of $610.9 in the first six months of 2022 were primarily comprised of net losses on common stocks ($406.8), the AVLNs entered with RiverStone Barbados ($204.7), convertible bonds ($186.2) and equity warrants and options ($16.2), partially offset by net gains on long equity total return swaps ($179.9).
Net gains on long equity exposures of $884.0 in the second quarter of 2021 were primarily comprised of net gains on common stocks ($512.1), convertible bonds ($144.8), the sale of non-insurance subsidiaries ($94.1, primarily from the sale of Privi), the AVLNs entered with RiverStone Barbados ($69.2) and equity warrants and options ($39.9). Net gains on long equity exposures of $1,912.5 in the first six months of 2021 were primarily comprised of net gains on common stocks ($1,005.0), long equity total return swaps ($383.3), convertible bonds ($234.8), equity warrants and options ($125.3) and the sale of non-insurance subsidiaries ($97.9, primarily from the sale of Privi).
Bonds: Net losses on bonds of $444.9 in the second quarter of 2022 (2021 - net gains of $43.0) were primarily comprised of net losses on corporate and other bonds ($162.9), U.S. treasury bonds ($96.4) and Greek government bonds ($62.3). Net losses on bonds of $1,007.5 in the first six months of 2022 (2021 - $122.6) were primarily comprised of net losses on corporate and other bonds ($345.6), U.S. treasury bonds ($294.5) and Greek government bonds ($134.4). Net losses on bonds was partially mitigated by the company's investment in U.S. treasury bond forward contracts that produced net gains of $31.5 and $100.0 in the second quarter and first six months of 2022 (2021 - net losses of $14.3 and net gains of $22.0).
Foreign currency: Foreign currency net losses of $208.1 and $182.8 in the second quarter and first six months of 2022 was comprised of foreign currency net losses on investing activities of $249.1 and $211.6, partially offset by foreign currency net gains on underwriting activities of $12.2 and $6.8 and net gains on foreign currency contracts of $28.8 and $22.0. Foreign currency net losses on investing activities of $211.6 in the first six months of 2022 principally related to net losses on preferred stocks of $113.7 (primarily related to the company's investment in Digit compulsory convertible preferred shares denominated in Indian rupee), and common stocks of $95.0 (principally related to Sri Lankan rupee and Egyptian pound denominated investments held by subsidiaries with U.S. dollar functional currency as the U.S. dollar strengthened relative to those currencies), partially offset by net gains on bonds of $15.9 (primarily related to Brazilian real denominated investments held by subsidiaries with U.S. dollar or Canadian dollar functional currencies as the Brazilian real strengthened relative to those currencies, partially offset by British pound sterling and Canadian dollar denominated investments held by subsidiaries with U.S. dollar functional currency as the U.S. dollar strengthened relative to those currencies).

Interest Expense
Interest expense as presented in the consolidated statement of earnings for the three and six months ended June 30, 2022 and 2021 was comprised as follows:

	Second quarter		First six months
	2022	2021	2022	2021
Interest expense on borrowings:
Holding company	60.9	67.3	122.4	179.0
Insurance and reinsurance companies	14.8	10.8	30.3	22.3
Non-insurance companies(1)	21.5	23.5	36.2	50.9
	97.2	101.6	188.9	252.2
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	3.5	4.3	7.1	9.0
Non-insurance companies	8.1	11.9	16.7	22.7
	11.6	16.2	23.8	31.7

Interest expense	108.8	117.8	212.7	283.9
(1)    Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)    Represents accretion of lease liabilities using the effective interest method.
The decrease in interest expense on borrowings at the holding company in the second quarter of 2022 principally reflected decreased borrowings on the holding company revolving credit facility. The decrease in interest expense on borrowings at the holding company in the first six months of 2022 also reflected the loss of $45.7 recorded in the first six months of 2021 on redemptions of the $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due 2022 and the $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due 2023, partially offset by the issuances in March 2021 of the $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes due 2031 and the $600.0 principal amount of 3.375% unsecured senior notes due 2031.
The increase in interest expense on borrowings at the insurance and reinsurance companies in the second quarter and the first six months of 2022 principally reflected the accretion of the redemption liability related to the non-controlling interests in Eurolife.
Interest expense by reporting segment is set out in note 15 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2022.

Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of (profit) loss of associates.

	Second quarter		First six months
	2022	2021	2022	2021
Fairfax corporate overhead	38.7	47.4	81.6	88.2
Subsidiary holding companies' corporate overhead	14.0	16.4	27.0	31.0
Subsidiary holding companies' non-cash intangible asset amortization(1)	23.0	23.3	45.9	46.5
Consolidated corporate overhead(2)	75.7	87.1	154.5	165.7
Holding company interest and dividends	(2.4)	(8.4)	(18.8)	(28.1)
Holding company share of profit of associates	(30.9)	(11.9)	(43.7)	(13.9)
Investment management and administration fees and other(3)	7.6	(87.0)	(27.4)	(186.4)
	50.0	(20.2)	64.6	(62.7)
(1)    Non-cash intangible asset amortization is principally related to customer and broker relationships.
(2)    As presented in note 15 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2022.
(3)    Presented as a consolidation elimination in note 15 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2022.
Investment management and administration fees and other expense of $7.6 and income of $27.4 in the second quarter and first six months of 2022 (2021 - income of $87.0 and $186.4) were primarily comprised of an investment and administration fee income reversal of $7.6 and income of $27.5 (2021 - income of $87.4 and $186.0). The decrease in investment and administration fee income in the second quarter and first six months of 2022 primarily reflected decreased performance fee receivable from Fairfax India (a reversal of fee income accrual of $47.0 and $50.1 in the second quarter and first six months of 2022 compared to an accrual of fee income of $43.4 and $99.5 in the second quarter and first six months of 2021).

Income Taxes
Details of the provision for (recovery of) income taxes in the second quarters and first six months of 2022 and 2021 are provided in note 13 (Income Taxes) to the interim consolidated financial statements for the three and six months ended June 30, 2022.

Segmented Balance Sheet
The company's segmented balance sheets as at June 30, 2022 and December 31, 2021 present the assets, liabilities and non-controlling interests in each of the company's reporting segments in accordance with the company's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company's subsidiaries hold equity interests in other Fairfax subsidiaries ("affiliates") which are carried at cost. Affiliated insurance and reinsurance balances are not shown separately and are eliminated in "Corporate and eliminations".

	June 30, 2022					December 31, 2021
	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(4)	Consolidated	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(4)	Consolidated
Assets
Holding company cash and investments	401.8	—	—	677.2	1,079.0	604.5	—	—	873.8	1,478.3
Insurance contract receivables	8,690.3	6.2	—	(385.2)	8,311.3	7,215.5	7.8	—	(340.1)	6,883.2
Portfolio investments(1)	45,413.3	4,364.6	2,137.7	(762.7)	51,152.9	45,061.8	4,963.9	2,252.8	(581.1)	51,697.4
Deferred premium acquisition costs	2,175.3	5.5	—	(34.8)	2,146.0	1,950.6	3.8	—	(30.3)	1,924.1
Recoverable from reinsurers	14,024.0	430.0	—	(1,393.7)	13,060.3	13,060.3	457.6	—	(1,427.4)	12,090.5
Deferred income tax assets	348.6	21.9	54.8	154.0	579.3	268.2	29.0	66.9	158.3	522.4
Goodwill and intangible assets	3,523.7	6.9	2,286.4	—	5,817.0	3,579.5	7.5	2,341.2	—	5,928.2
Due from affiliates	337.4	375.7	0.1	(713.2)	—	231.3	360.2	—	(591.5)	—
Other assets	1,853.8	750.4	3,332.3	377.5	6,314.0	1,746.0	810.0	3,195.5	369.8	6,121.3
Investments in affiliates(2)	167.2	29.3	—	(196.5)	—	167.2	29.3	—	(196.5)	—
Total assets	76,935.4	5,990.5	7,811.3	(2,277.4)	88,459.8	73,884.9	6,669.1	7,856.4	(1,765.0)	86,645.4

Liabilities
Accounts payable and accrued liabilities	2,141.4	380.8	2,083.9	541.5	5,147.6	2,149.9	233.4	2,077.4	524.7	4,985.4
Derivative obligations	125.6	—	47.5	166.3	339.4	72.5	—	47.9	32.5	152.9
Due to affiliates	8.2	0.3	108.8	(117.3)	—	28.8	0.2	135.1	(164.1)	—
Deferred income tax liabilities	255.2	21.5	216.0	2.7	495.4	322.2	72.9	198.5	5.2	598.8
Insurance contract payables	4,760.2	613.2	—	(411.8)	4,961.6	4,208.6	652.0	—	(367.1)	4,493.5
Provision for losses and loss adjustment expenses(3)	35,428.4	4,071.1	—	(1,240.1)	38,259.4	33,381.4	4,806.1	—	(1,295.2)	36,892.3
Provision for unearned premiums(3)	11,937.3	17.1	—	(146.5)	11,807.9	10,564.8	16.5	—	(127.1)	10,454.2
Borrowings	725.1	—	1,738.6	5,235.6	7,699.3	790.7	—	1,616.2	5,346.1	7,753.0
Total liabilities	55,381.4	5,104.0	4,194.8	4,030.4	68,710.6	51,518.9	5,781.1	4,075.1	3,955.0	65,330.1

Equity
Shareholders' equity attributable to shareholders of Fairfax	19,204.8	886.5	1,749.5	(6,587.8)	15,253.0	19,778.9	888.0	1,782.5	(6,064.3)	16,385.1
Non-controlling interests	2,349.2	—	1,867.0	280.0	4,496.2	2,587.1	—	1,998.8	344.3	4,930.2
Total equity	21,554.0	886.5	3,616.5	(6,307.8)	19,749.2	22,366.0	888.0	3,781.3	(5,720.0)	21,315.3
Total liabilities and total equity	76,935.4	5,990.5	7,811.3	(2,277.4)	88,459.8	73,884.9	6,669.1	7,856.4	(1,765.0)	86,645.4
(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)    Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)    Included in insurance contract liabilities on the consolidated balance sheet.
(4)    Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Financial Risk Management
There were no significant changes to the company’s risk exposures or the processes used by the company for managing those risk exposures at June 30, 2022 compared to those identified at December 31, 2021 and disclosed in the company’s 2021 Annual Report. For details see note 14 (Financial Risk Management) to the interim consolidated financial statements for the three and six months ended June 30, 2022.

Financial Condition
    Capital Management
See note 14 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three and six months ended June 30, 2022.

    Liquidity
Operating, investing and financing cash flow activities discussed below are presented in the consolidated statement of cash flows to the interim consolidated financial statements for the three and six months ended June 30, 2022, except for "cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL)" which is presented in the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A.
Operating activities for the six months ended June 30, 2022 and 2021
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $1,959.9 in 2022 from $1,847.5 in 2021, principally reflecting higher net premium collections, partially offset by higher net paid losses and higher income taxes paid.
Investing activities for the six months ended June 30, 2022 and 2021
Purchases of investments in associates of $253.2 in 2022 primarily reflected increased investment in Atlas common shares through the exercise of equity warrants with a strike price of $8.05 per share for aggregate cash consideration of $201.3.
Proceeds from sale of insurance subsidiaries, net of cash divested of $85.4 in 2021 primarily reflected Allied World's sale of its majority interest in Vault Insurance.
Proceeds from sale of non-insurance subsidiaries, net of cash divested of $169.2 in 2021 primarily reflected Fairfax India's sale of its 48.8% equity interest in Privi.
Financing activities for the six months ended June 30, 2022 and 2021
Proceeds from borrowings - holding company and insurance and reinsurance companies of $1,250.0 in 2021 principally reflected net proceeds from the issuances of $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes and $600.0 principal amount of 3.375% unsecured senior notes, both due 2031.
Repayments - holding company and insurance and reinsurance companies of $806.4 in 2021 primarily reflected the company's use of the net proceeds from its $671.6 (Cdn$850.0) unsecured senior notes to redeem on March 29, 2021 its $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due 2022 and $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due 2023 (which incurred an aggregate loss on redemption of $45.7), and Odyssey Group's redemption of $50.0 and $40.0 principal amounts of its unsecured senior notes upon maturity.
Net proceeds from borrowings - non-insurance companies of $465.2 in 2021 primarily reflected net proceeds from Fairfax India's issuance of $500.0 principal amount of 5.00% unsecured senior notes due 2028.
Repayments - non-insurance companies of $561.2 in 2021 primarily reflected Fairfax India's repayment of its $550.0 floating rate term loan using the net proceeds of its senior notes issuance described above.
Net repayments to revolving credit facilities and short term loans - non-insurance companies of $144.5 in 2021 primarily reflected repayments by Boat Rocker upon completion of its initial public offering, and Sporting Life's partial repayment of its revolving credit facility.
Purchases of subsidiary shares from non-controlling interests of $138.0 in 2022 primarily reflected the company's acquisition of additional common shares of Fairfax India from non-controlling interests and purchases of common shares under normal course issuer bids by Fairfax India.
Issuances of subsidiary shares to non-controlling interests of $317.0 in 2021 primarily reflected initial public offerings by Farmers Edge and Boat Rocker, Eurolife's investment in a Fairfax consolidated internal investment fund, and a third party's investment in Brit's Ki Insurance subsidiary.

Holding company
Holding company cash and investments at June 30, 2022 was $1,079.0 ($912.7 net of $166.3 of holding company derivative obligations) compared to $1,478.3 ($1,446.2 net of $32.1 of holding company derivative obligations) at December 31, 2021.
Significant cash and investment transactions during the first six months of 2022 included the payment of common and preferred share dividends of $272.4 and cash capital contributions to U.S. Run-off of $180.0, partially offset by dividends received from the insurance and reinsurance companies of $223.4.
The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses, interest paid on borrowings and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company derivative obligations, at June 30, 2022 of $912.7 provides adequate liquidity to meet the holding company’s remaining known commitments in 2022. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and Fairfax India, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility.
The holding company’s known significant commitments for 2022 consist of payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility and other investment related activities. The company may also in 2022 make payments related to its insurance and reinsurance companies to support their underwriting initiatives in favourable insurance markets. Additionally, pursuant to the sale of RiverStone Barbados in 2021, the company has guaranteed the value of approximately $1.1 billion of certain securities held by the purchaser and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022. Should the company direct that the securities be sold, any difference between their fair value and guaranteed value will be settled in cash (a derivative obligation of $112.9 at June 30, 2022). Subsequent to June 30, 2022, AVLNs with a guaranteed value of approximately $543 were amended such that the underlying securities must be purchased by or sold at the direction of Hamblin Watsa prior to the end of 2023. The remainder of the AVLNs are unchanged and their underlying securities must be purchased by or sold at the direction of Hamblin Watsa prior to the end of 2022.
Insurance and reinsurance companies
During the first six months of 2022 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) decreased by $12,270.1 primarily due to net re-investments of proceeds on sales and maturities of U.S. treasury and Canadian provincial short-term investments into U.S treasury and Canadian government bonds with a 1 to 2 year term of $9,077.5 and $1,173.6 and short-dated high quality corporate bonds of $1,157.3, respectively.

    Book Value Per Basic Share
Book Value Per Basic Share
Common shareholders’ equity at June 30, 2022 was $13,917.5 or $588.36 per basic share compared to $15,049.6 or $630.60 per basic share at December 31, 2021, representing a decrease per basic share in the first six months of 2022 of 6.7% (a decrease of 5.0% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2022). During the first six months of 2022 the number of basic shares decreased primarily as a result of common shares purchased for cancellation (pursuant to normal course issuer bids) of 130,557 and net purchases of 80,216 subordinate voting shares for treasury (for use by the company for share-based payment awards). At June 30, 2022 there were 23,654,827 common shares effectively outstanding.
Excess (deficiency) of fair value over carrying value
The table below presents the pre-tax excess (deficiency) of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax deficiency of fair value over carrying value of these investments at June 30, 2022 was $802.8 (December 31, 2021 - pre-tax excess of $346.4).

	June 30, 2022			December 31, 2021
	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value
Non-insurance associates(1):
Eurobank	1,052.6	1,337.4	(284.8)	1,210.3	1,298.5	(88.2)
Atlas	1,240.5	1,336.4	(95.9)	1,285.8	922.1	363.7
Quess	346.8	467.5	(120.7)	514.1	492.1	22.0
Resolute	315.9	372.0	(56.1)	377.1	275.8	101.3
All other	1,258.6	1,147.1	111.5	1,154.6	1,128.5	26.1
	4,214.4	4,660.4	(446.0)	4,541.9	4,117.0	424.9

Non-insurance companies(2):
Restaurants and other(3)	443.0	838.0	(395.0)	731.8	906.2	(174.4)
Fairfax India	513.4	504.4	9.0	535.0	444.1	90.9
Thomas Cook India	252.9	223.7	29.2	259.0	254.0	5.0
	1,209.3	1,566.1	(356.8)	1,525.8	1,604.3	(78.5)
	5,423.7	6,226.5	(802.8)	6,067.7	5,721.3	346.4

(1)    The fair values and carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and six months ended June 30, 2022, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Recipe, Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure. Refer to the Glossary of Non-GAAP and Other Financial Measures in this MD&A for details.
(2)    The fair values of the company's investments in market traded non-insurance companies - Recipe, Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge - are calculated as the company's pro rata ownership share of each subsidiary's market capitalization, as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents its total equity as included in the company's interim consolidated financial statements for the three and six months ended June 30, 2022, less the subsidiary's non-controlling interests as presented in note 11 (Total Equity) to those interim consolidated financial statements. At December 31, 2021, Thomas Cook India's fair value and carrying value include preferred shares held by the company that are eliminated on consolidation. Refer to the Glossary of Non-GAAP and Other Financial Measures in this MD&A for details.
(3)    Comprised of Recipe, Dexterra Group, Boat Rocker and Farmers Edge.
Normal course issuer bid
Following the expiry on September 29, 2021 of its then current normal course issuer bid, on September 30, 2021 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2022, to acquire up to 2,602,760 subordinate voting shares, 751,034 Series C preferred shares, 178,415 Series D preferred shares, 543,613 Series E preferred shares, 173,574 Series F preferred shares, 771,984 Series G preferred shares, 228,015 Series H preferred shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Accounting and Disclosure Matters

    Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting

On July 14, 2021 the company acquired a controlling interest in Eurolife FFH Insurance Group Holdings S.A. ("Eurolife") and commenced consolidating the assets, liabilities and results of operations of Eurolife in its financial reporting. Management has determined to limit the scope of the design and evaluation of the company's internal control over financial reporting to exclude the controls, policies and procedures of Eurolife, the results of which are included in the consolidated financial statements of the company for the three and six months ended June 30, 2022. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. Commencing July 1, 2022, Eurolife will be included in the scope of the design and evaluation of the company's internal control over financial reporting.
The operations of Eurolife represented 0.5% and 0.2% of the company's consolidated income for the three and six months ended June 30, 2022 respectively and represented 4.0% and 4.5% of the company's consolidated assets and liabilities respectively as at June 30, 2022. The table that follows presents a summary of financial information for Eurolife.

For the six months ended June 30, 2022
Income	(26.2)
Net earnings (loss)	(90.5)

As at June 30, 2022
Assets
Insurance contract receivables	13.0
Portfolio investments(1)	2,779.6
Deferred premium acquisition costs	9.6
Recoverable from reinsurers	18.4
Deferred income tax assets	22.1
Goodwill and intangible assets	38.3
Other assets	686.2
3,567.2
Liabilities
Accounts payable and accrued liabilities(2)	323.5
Insurance contract payables	609.0
Insurance contract liabilities	2,150.3
Deferred income tax liabilities	28.6
3,111.4
Equity	455.8
3,567.2
(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)    Includes a redemption liability of $106.5 on non-controlling interests as the company's associate Eurobank may put its 20.0% equity interest in Eurolife to the company commencing in 2024 at the then fair value of that interest.

Quarterly Data (unaudited)

	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020
Income	5,502.3	5,982.6	6,928.3	6,710.4	6,831.0	5,998.2	6,578.1	4,992.6
Net earnings (loss)	(915.4)	178.6	987.7	576.1	1,280.2	822.6	958.4	41.8
Net earnings (loss) attributable to shareholders of Fairfax	(881.4)	125.5	931.3	462.4	1,201.4	806.0	909.1	133.7
Net earnings (loss) per share	$(37.59)	$4.79	$35.66	$17.43	$45.79	$30.44	$34.28	$4.66
Net earnings (loss) per diluted share	$(37.59)	$4.49	$33.64	$16.44	$43.25	$28.91	$32.68	$4.44
Operating results at the company’s insurance and reinsurance companies have been, and may continue to be, affected by the ongoing COVID-19 pandemic and the conflict in Ukraine and the effects they are having on the global economy. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Glossary of Non-GAAP and Other Financial Measures
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies.
Supplementary Financial Measures
Gross premiums written and net premiums written – The company presents information on gross premiums written and net premiums written throughout its financial reporting. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
Underwriting profit (loss) – This is a measure of underwriting activity in the insurance industry that is calculated by the company for its insurance and reinsurance operations as net premiums earned less underwriting expenses, which is comprised of losses on claims, net, commissions, net, and operating expenses (excluding corporate overhead), as presented in the consolidated statement of earnings. Corporate overhead, comprised of the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries, is a component of operating expenses as presented in the consolidated statement of earnings.

	Second quarter		First six months
	2022	2021	2022	2021

Net premiums earned	5,141.3	4,014.4	9,919.0	7,744.8

Underwriting expenses:
Losses on claims, net	3,284.6	2,561.8	6,277.0	4,938.0
Operating expenses	756.7	680.2	1,518.1	1,365.0
Commissions, net	846.3	664.4	1,647.4	1,283.9
Less: corporate overhead	(75.7)	(87.1)	(154.5)	(165.7)
	4,811.9	3,819.3	9,288.0	7,421.2
Underwriting profit	329.4	195.1	631.0	323.6

Property and casualty insurance and reinsurance ratios – The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned), the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). All of the ratios described above are calculated from information disclosed in note 15 (Segmented Information) to the unaudited interim consolidated financial statements for the three and six months ended June 30, 2022 and are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses a loss that is a component of losses on claims, net, such as a catastrophe loss or COVID-19 losses, as a percentage of net premiums earned during the same period. Similarly, net favourable or adverse prior year reserve development, which is also a component of losses on claims, net, may be expressed as combined ratio points. Both losses on claims, net, and net premiums earned, are amounts presented in the consolidated statement of earnings.
Float – In the insurance industry the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims is referred to as float. The company calculates its float as the sum of its insurance contract liabilities (comprised of provision for losses and loss adjustment expenses, and provision for unearned premiums) and insurance contract payables, less the sum of its recoverable from reinsurers, insurance contract receivables and deferred premium acquisition costs, all as presented on the consolidated balance sheet. Float of a reporting segment or segments is calculated in the same manner using the company’s segmented balance sheet.

Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share over the long term by 15% annually. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 11 (Total Equity, under the heading "Common stock") respectively to the unaudited interim consolidated financial statements for the three and six months ended June 30, 2022.
Equity exposures – Long equity exposures refer to the company's long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the company's long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 14 (Financial Risk Management, under the heading "Market risk") to the unaudited interim consolidated financial statements for the three and six months ended June 30, 2022.
Capital Management Measures
Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company's unaudited interim consolidated financial statements for the three and six months ended June 30, 2022, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 14 (Financial Risk Management, under the heading "Capital Management") thereto.
Total of Segments Measures
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net gains (losses) on investments, gain on sale and consolidation of insurance subsidiaries, interest expense and corporate overhead, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes underwriting profit (loss) for the insurance and reinsurance operations and includes other revenue and other expenses for the non-insurance companies. A reconciliation of operating income (loss) to earnings (loss) before income taxes, the most directly comparable IFRS measure, is presented in the table below. All figures in that table are from the company's unaudited interim consolidated statement of earnings for the three and six months ended June 30, 2022, except for underwriting profit and corporate overhead, which are described above under "Supplementary Financial Measures".

	Second quarter		First six months
	2022	2021	2022	2021

Underwriting profit (loss):
Property and casualty insurance and reinsurance	301.7	227.9	626.1	376.9
Life insurance and Run-off	27.5	(32.8)	4.6	(53.3)
Eliminations and adjustments	0.2	—	0.3	—
Non-insurance companies:
Other revenue	1,449.2	1,244.9	2,515.5	2,391.8
Other expenses	(1,509.3)	(1,239.3)	(2,584.3)	(2,408.8)
Investments:
Interest and dividends	203.1	160.8	372.0	328.7
Share of profit of associates	256.6	75.4	440.7	119.7
Operating income	729.0	436.9	1,374.9	755.0

Net gains (losses) on investments	(1,547.9)	1,290.2	(1,762.3)	2,132.2
Gain on sale and consolidation of insurance subsidiaries	—	45.3	—	112.0
Interest expense	(108.8)	(117.8)	(212.7)	(283.9)
Corporate overhead	(75.7)	(87.1)	(154.5)	(165.7)
Earnings (loss) before income taxes	(1,003.4)	1,567.5	(754.6)	2,549.6

Property and casualty insurance and reinsurance – References in this MD&A to the company's property and casualty insurance and reinsurance operations do not include the company's life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including net premiums written, net premiums earned, underwriting profit (loss) and operating income (loss), consistent with the information presented in note 15 (Segmented Information) to the unaudited interim consolidated financial statements for the three and six months ended June 30, 2022. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.
Non-GAAP Financial Measures
Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance companies that are considered to be portfolio investments.

	June 30, 2022			December 31, 2021
	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value
Non-insurance associates	4,214.4	4,660.4	(446.0)	4,541.9	4,117.0	424.9
Non-insurance companies	1,209.3	1,566.1	(356.8)	1,525.8	1,604.3	(78.5)
	5,423.7	6,226.5	(802.8)	6,067.7	5,721.3	346.4
Non-insurance associates included in the performance measure
The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the IFRS fair values and carrying values included in the consolidated balance sheets as at June 30, 2022 and December 31, 2021, and excludes investments in associates held by the company's consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.

	June 30, 2022		December 31, 2021
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented on the consolidated balance sheets	5,283.8	5,305.3	5,671.9	4,755.1
Less:
Insurance and reinsurance investments in associates(1)	1,045.0	616.8	1,099.1	607.4
Associates held by consolidated non-insurance companies(2)	24.4	28.1	30.9	30.7
Non-insurance associates included in the performance measure	4,214.4	4,660.4	4,541.9	4,117.0
(1)    As presented in note 6 (Investments in Associates) to the unaudited interim consolidated financial statements for the three and six months ended June 30, 2022.
(2)    Principally comprised of associates held by Recipe, Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
Non-insurance companies included in the performance measure
The consolidated non-insurance companies included in this performance measure are those that are market traded - Recipe, Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge. Their fair values are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary is Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets, less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company's consolidated balance sheets as at June 30, 2022 and December 31, 2021, as shown in the table below which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the Non-insurance companies reporting segment included in the company's consolidated balance sheet.

	June 30, 2022			December 31, 2021
	Market traded non-insurance companies	All other non-insurance companies(2)	Total non-insurance companies(1)	Market traded non-insurance companies	All other non-insurance companies(2)	Total non-insurance companies(1)
Portfolio investments	2,306.4	(168.7)	2,137.7	2,418.5	(165.7)	2,252.8
Deferred income tax assets	36.6	18.2	54.8	41.1	25.8	66.9
Goodwill and intangible assets	2,005.5	280.9	2,286.4	2,069.5	271.7	2,341.2
Other assets(3)	1,940.5	1,391.9	3,332.4	1,895.9	1,299.6	3,195.5
Total assets	6,289.0	1,522.3	7,811.3	6,425.0	1,431.4	7,856.4

Accounts payable and accrued liabilities(3)	1,516.6	676.1	2,192.7	1,565.2	647.3	2,212.5
Derivative obligations	0.3	47.2	47.5	—	47.9	47.9
Deferred income tax liabilities	164.3	51.7	216.0	153.7	44.8	198.5
Borrowings - non-insurance companies	1,187.4	551.2	1,738.6	1,093.4	522.8	1,616.2
Total liabilities	2,868.6	1,326.2	4,194.8	2,812.3	1,262.8	4,075.1

Shareholders’ equity attributable to shareholders of Fairfax(4)	1,566.1	183.4	1,749.5	1,604.3	178.2	1,782.5
Non-controlling interests	1,854.3	12.7	1,867.0	2,008.4	(9.6)	1,998.8
Total equity	3,420.4	196.1	3,616.5	3,612.7	168.6	3,781.3
Total liabilities and equity	6,289.0	1,522.3	7,811.3	6,425.0	1,431.4	7,856.4
(1)    Non-insurance companies reporting segment as presented in the Segmented Balance Sheet in this MD&A.
(2)    Portfolio investments includes intercompany debt securities issued by a non-insurance company to Fairfax affiliates which are eliminated on consolidation.
(3)    Other assets includes due from affiliates, and accounts payable and accrued liabilities includes due to affiliates.
(4)    Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.
Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) is presented in this MD&A for each of the largest property and casualty insurance and reinsurance subsidiaries as management believes this measure to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable IFRS measure.

	First six months
	2022	2021
Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL):
North American Insurers and Global Insurers and Reinsurers	1,989.5	1,899.3
All other reporting segments	(29.6)	(51.8)
Net purchases of investments classified at FVTPL	(6,016.2)	(145.4)
Cash provided by (used in) operating activities as presented in the consolidated statement of cash flows	(4,056.3)	1,702.1

Intercompany shareholdings - On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as "Investments in Fairfax insurance and reinsurance affiliates", intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments” and total intercompany shareholdings of subsidiaries are presented as "Investments in Fairfax affiliates" in the “Capital” section. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable IFRS measure.